PROSPECTUS

[COMPANY LOGO]

                                3,500,000 SHARES

                          BENCHMARK ELECTRONICS, INC.

                                  COMMON STOCK
                                 $28 PER SHARE
                               ------------------

     We are selling 3,000,000 shares of our common stock and the selling shareholder named in this prospectus is selling 500,000 shares. We will not receive any proceeds from the sale of the shares by the selling shareholder. The underwriters named in this prospectus may purchase up to 525,000 additional shares of common stock from us under certain circumstances.

     Our common stock is listed on the New York Stock Exchange under the symbol "BHE." The last reported sale price of our common stock on the New York Stock Exchange on May 27, 1999, was $28 1/8 per share.
                               ------------------

     INVESTING IN OUR COMMON STOCK INVOLVES CERTAIN RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 6.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                               ------------------

                                        PER SHARE       TOTAL
                                        ---------   --------------
Public Offering Price                   $   28.00   $   98,000,000
Underwriting Discount                   $    1.33   $    4,655,000
Proceeds to Benchmark (before
expenses)                               $   26.67   $   80,010,000
Proceeds to Selling Shareholder
(before expenses)                       $   26.67   $   13,335,000

     The underwriters are offering the shares subject to various conditions. The underwriters expect to deliver the shares to purchasers on or about June 3, 1999.

                               ------------------

SALOMON SMITH BARNEY
                     BANCBOSTON ROBERTSON STEPHENS
                                           DONALDSON, LUFKIN & JENRETTE
                                                          SG COWEN

May 27, 1999

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION PROVIDED BY THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS PROSPECTUS.
                               ------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Where You Can Find More
  Information........................     2
Summary..............................     3
Cautionary Statements Regarding
  Forward-looking Statements.........     5
Risk Factors.........................     6
Price Range of Common Stock and
  Dividend Policy....................     9
Use of Proceeds......................     9
Capitalization.......................    10
Selected Financial Information.......    11
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations......................    12
Business.............................    20
Management...........................    25
Selling Shareholder..................    27
Description of Capital Stock.........    27
Underwriting.........................    29
Legal Matters........................    30
Experts..............................    30
Index to Financial Statements........   F-1

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference facilities in Washington, D.C., New York, New York and Chicago, Illinois at the following addresses:

          o    450 Fifth Street, N.W., Washington, D.C. 20549;

          o    Seven World Trade Center, 13th Floor, New York, New York 10048;
               and

          o Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661.

     Please call the SEC at 1-800-SEC-0330 for further information on the public reference facilities.

     Reports, proxy statements and other information concerning Benchmark can also be inspected and copied at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supercede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we and the selling shareholder sell all of the common stock.

     o Annual Report on Form 10-K for the fiscal year ended December 31, 1998;

     o    Current Report on Form 8-K dated March 1, 1999;

     o    Quarterly Report on Form 10-Q for the quarter ended March 31, 1999;
          and

     o The description of Benchmark's capital stock set forth in our Registration Statement on Form 8-A/A filed on June 25, 1990.

     You may request a copy of these filings, in most cases without exhibits, at no cost by writing or telephoning us at the following address:

          Corporate Secretary
          Benchmark Electronics, Inc.
          3000 Technology Drive
          Angleton, Texas 77515
          (409) 849-6550

                                    SUMMARY

     THE FOLLOWING IS A SUMMARY OF CERTAIN INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS. THE SUMMARY IS NOT INTENDED TO BE A COMPLETE DESCRIPTION OF THE MATTERS COVERED IN THIS PROSPECTUS AND IS SUBJECT TO AND QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS (INCLUDING THE NOTES THERETO) APPEARING ELSEWHERE OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. UNLESS THE CONTEXT OTHERWISE REQUIRES, REFERENCES HEREIN TO "WE," "US," OR "OUR COMPANY" ARE TO BENCHMARK ELECTRONICS, INC. AND ITS CONSOLIDATED SUBSIDIARIES. UNLESS OTHERWISE INDICATED, THE INFORMATION IN THIS PROSPECTUS ASSUMES THAT THE UNDERWRITERS' OVER-ALLOTMENT OPTION IS NOT EXERCISED.
                                  OUR COMPANY

     We are one of the leading independent providers of electronics manufacturing services to the enterprise computer, telecommunications, medical device, industrial control, and testing and instrumentation markets. We offer a complete range of integrated electronics manufacturing services, from initial product design to volume production and order fulfillment. We believe that we have developed particular strengths in the manufacturing process for large, complex, high-density assemblies. In addition, we offer advanced engineering services including product design, PCB layout, quickturn prototyping and test development. Throughout the production process, we offer logistics services, such as materials procurement, inventory management, packaging and distribution.

     We provide electronics manufacturing services to approximately 62 electronics OEMs, including industry leaders such as EMC Corporation, General Instrument, Hewlett-Packard, Lucent Technologies, Stratus Computer and Texas Instruments. These companies represented, in the aggregate, 60% of our 1998 sales. These customers rely on us to manufacture technologically complex products including telecommunications equipment, high-capacity computer storage devices and fault-tolerant computer servers. We believe one of our primary strengths is the fact that we have worked with several of our largest customers for many years. We have established these long-term relationships by exceeding customer expectations and providing flexibility while responding to their needs.

     We have experienced significant growth over the last three years, increasing our sales by a compounded annual growth rate of 75.3% since 1995. Our sales growth during the last three years was twice the sales growth of each of our four largest competitors. Our growth is driven by three factors. First, we focus on high-end products in growing technology sectors. As a result, our growth is influenced by several trends including the build-out of the communications and Internet infrastructure and the evolution of computer technology. Second, the accelerating pace at which OEMs are adopting outsourcing as a core business strategy also contributes to our growth. We were selected for nine new customer programs in the first quarter of 1999, four of which represented new outsourcing initiatives of existing customers. These nine programs are expected to begin generating sales in the fourth quarter of 1999. Third, our growth is driven by the successful completion and integration of strategic acquisitions.

     Since the beginning of 1996, we have completed three acquisitions that have broadened our service offerings, diversified our customer base with leading OEMs and expanded our geographic presence. Specifically, we acquired EMD Technologies, Inc., Lockheed Commercial Electronics Company, and, most recently, certain assets from Stratus Computer Ireland.

     Our objective is to enhance our position as an electronics manufacturing services provider of choice to leading high technology OEMs in the area of complex products and assemblies. Our strategy to achieve this objective includes the following key elements:

     o  Focus on high-end products in growing sectors;

     o  Deliver complete manufacturing solutions;

     o  Leverage advanced technological capabilities;

     o  Establish and maintain close relationships with customers;

     o  Expand geographic presence; and

     o  Selectively pursue strategic acquisitions.

     Our principal executive offices are located at 3000 Technology Drive, Angleton, Texas 77515, and our telephone number is (409) 849-6550.

                                  THE OFFERING

Common stock we are selling..................... 3,000,000 shares
Common stock the selling shareholder is
  selling....................................... 500,000 shares
Common stock to be outstanding after the
  offering...................................... 14,672,883 shares (1)
Use of Proceeds................................. The net proceeds will be used to repay indebtedness under our bank
                                                 credit facility, and for working
                                                 capital and other general corporate
                                                 purposes, including acquisitions. See
                                                 "Use of Proceeds." We will not
                                                 receive any proceeds from shares of
                                                 common stock sold by the selling
                                                 shareholder.
New York Stock Exchange symbol.................. BHE

------------

(1) Does not include 2,465,395 shares subject to stock options, of which options to purchase 668,185 shares are presently exercisable.

                         SUMMARY FINANCIAL INFORMATION

     The summary financial information should be read in conjunction with our financial statements and the related notes thereto included and incorporated by reference in this prospectus.

                                        THREE MONTHS ENDED             YEAR ENDED
                                            MARCH 31,                 DECEMBER 31,
                                       --------------------  -------------------------------
                                         1999       1998       1998       1997       1996
                                       ---------  ---------  ---------  ---------  ---------
                                             (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENTS OF INCOME INFORMATION:
Sales................................  $ 146,546  $ 108,046  $ 524,065  $ 325,229  $ 201,296
Cost of sales........................    131,856     97,141    472,354    285,630    177,981
                                       ---------  ---------  ---------  ---------  ---------
    Gross profit.....................     14,690     10,905     51,711     39,599     23,315
Selling, general and administrative
  expenses...........................      4,950      3,526     17,680     12,817      7,228
Amortization of goodwill.............        910        585      3,311      1,670        696
                                       ---------  ---------  ---------  ---------  ---------
    Income from operations...........      8,830      6,794     30,720     25,112     15,391
Interest expense.....................      1,125        902      4,394      2,472      1,442
Interest income......................        138        168        479      1,163        442
Other income.........................         78         47         85        149         92
                                       ---------  ---------  ---------  ---------  ---------
    Income before income taxes.......      7,921      6,107     26,890     23,952     14,483
Income tax expense...................      2,884      2,365     10,518      8,862      5,619
                                       ---------  ---------  ---------  ---------  ---------
    Net income.......................  $   5,037  $   3,742  $  16,372  $  15,090  $   8,864
                                       =========  =========  =========  =========  =========
Earnings per common share:
    Basic............................  $    0.43  $    0.32  $    1.41  $    1.31  $    0.99
                                       =========  =========  =========  =========  =========
    Diluted..........................  $    0.40  $    0.31  $    1.35  $    1.26  $    0.96
                                       =========  =========  =========  =========  =========
Weighted average number of shares
  outstanding:
    Basic............................     11,655     11,575     11,594     11,508      8,976
                                       =========  =========  =========  =========  =========
    Diluted..........................     12,703     12,243     12,098     12,004      9,218
                                       =========  =========  =========  =========  =========

                                            AS OF               AS OF
                                        MARCH 31, 1999    DECEMBER 31, 1998
                                        --------------    -----------------
BALANCE SHEET INFORMATION:
Working capital......................      $ 83,346           $  86,265
Total assets.........................       304,261             241,896
Total debt...........................        77,275              54,311
Shareholders' equity.................       143,687             138,001

           CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS

     We make "forward-looking statements" within the "safe harbor" provision of the Private Securities Litigation Reform Act of 1995 throughout this prospectus and in the documents we incorporate by reference in this prospectus. You can identify these statements by forward-looking words such as "may," "intend," "will," "expect," "anticipate," "believe," "estimate,"
"should," "strategy," "position," "plan" and "continue" or the negatives of those words or other variations on them or by comparable terminology. We have based these statements on our current expectations about future events. Although we believe that our expectations reflected in or suggested by our forward-looking statements are reasonable, we cannot assure you that these expectations will be achieved. Our actual results may differ materially from what we currently expect. Important factors which could cause our actual results to differ materially from the forward-looking statements in this prospectus or in the documents that we incorporate by reference in this prospectus include, without limitation, the integration of the operations of Lockheed Commercial Electronics Company and the assets in Ireland purchased from Stratus Computer Ireland (Stratus Computer); changes in customer concentration; the absence of long-term sales contracts; dependence on the growth of the enterprise computer, telecommunications, medical device, industrial control, and testing and instrumentation industries; availability of customer specified components; dependence on certain key executives; environmental laws; Year 2000 problems; fluctuations in quarterly results; stock price volatility; and competition from other providers of electronics manufacturing services, each as set forth in the "Risk Factors" section of this prospectus, elsewhere in this prospectus and in the documents that we incorporate by reference in this prospectus.

     You should read this prospectus and the documents that we incorporate by reference in this prospectus completely and with the understanding that our actual future results may be materially different from what we expect. We may not update these forward-looking statements, even though our situation will change in the future. All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

                                  RISK FACTORS

     BEFORE YOU INVEST IN OUR COMMON STOCK, YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW AND THE OTHER INFORMATION INCLUDED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS.

THE INTEGRATION OF ACQUIRED OPERATIONS MAY POSE DIFFICULTIES FOR US.

     We have made two significant acquisitions in the last fifteen months, and a total of three significant acquisitions since 1996. In addition, we may acquire the stock or assets of other companies in the future. The integration of acquired operations requires substantial management, financial and other resources and involves a number of risks and challenges, including:

    o Potential loss of key employees or customers of the acquired companies;

    o  Diversion of management's attention;

    o  Increased expenses and working capital requirements; and

    o  Increased exposure to Year 2000 or other risks.

The difficulties of integrating acquired businesses may be further complicated by geographic distances. Our most recent acquisition was in Dublin, Ireland, and we may make an acquisition in the Far East. During the integration process, other parts of our business could be disrupted and the financial performance of our business could be adversely affected. Our success is also dependent upon our ability to integrate any future acquisitions. Additional expansion or acquisitions would require investment of financial resources and may require debt or equity financing which could dilute our shareholders' interest in us. No assurance can be given that we will consummate any acquisitions in the future, or that any debt or equity financing required for future acquisitions will be available on terms acceptable to us.

THE LOSS OF A MAJOR CUSTOMER WOULD ADVERSELY AFFECT US.

     A substantial percentage of our sales have been to a relatively small number of customers, and the loss of a major customer would adversely affect us. In 1998, our three largest customers each represented in excess of 10% of our sales and together represented 53% of our sales. We expect to continue to depend on the sales from our largest customers and any material delay, cancellation or reduction of orders from these or other significant customers would have a material adverse effect on our results of operations. For example, our operating results were adversely affected in 1998 when a major customer reduced its orders significantly during a period of organizational change within that company. In addition, we generate significant accounts receivable in connection with providing manufacturing services to our customers. If one or more of our customers were to become insolvent or otherwise unable to pay for the manufacturing services provided by us, our operating results and financial condition would be adversely affected.

OUR BUSINESS MAY SUFFER IF INDUSTRIES WE SERVE SUFFER.

     We are dependent on the continued growth, viability and financial stability of our customers. Our customers operate in the following industries:

    o  Enterprise computer;

    o  Telecommunications;

    o  Medical device;

    o  Industrial control; and

    o  Testing and instrumentation.

These industries are, to a varying extent, subject to rapid technological change, vigorous competition and short product life cycles. When our customers are adversely affected by these factors, we may be similarly affected.

OUR BUSINESS IS NOT TYPIFIED BY LONG-TERM CONTRACTS, AND CANCELLATIONS, REDUCTIONS OR DELAYS IN CUSTOMER ORDERS WOULD AFFECT OUR PROFITABILITY.

     We do not typically obtain firm long-term purchase orders or commitments from our customers. Instead, we work closely with our customers to develop forecasts for future orders, which are not binding. Customers may cancel their orders, change production quantities from forecast volumes or delay production for a number of reasons beyond our control. Cancellations, reductions or delays by a significant customer or by a group of customers would have an adverse effect on us. In addition, as many of our costs and operating expenses are relatively fixed, a reduction in customer demand can adversely affect our gross margins and operating income.

WE OPERATE IN A HIGHLY COMPETITIVE INDUSTRY.

     We compete against many providers of electronics manufacturing services. Certain of our competitors have substantially greater resources and more geographically diversified international operations than we do. We also face competition from the manufacturing operations of our current and future customers. To compete effectively, we must continue to provide technologically advanced manufacturing services, maintain strict quality standards, respond flexibly and rapidly to customers' design and schedule changes and deliver products on a reliable basis at competitive prices. Our inability to do so could have an adverse effect on us.

SHORTAGES OF COMPONENTS SPECIFIED BY OUR CUSTOMERS WOULD DELAY SHIPMENTS AND ADVERSELY AFFECT OUR PROFITABILITY.

     Substantially all of our sales are derived from electronics manufacturing services in which we purchase components specified by our customers. In the past, supply shortages have substantially curtailed production of all assemblies using a particular component. In addition, industry-wide shortages of electronic components, particularly of memory and logic devices, have occurred. If shortages of these components occur, we may be forced to delay shipments, which could have an adverse effect on our profit margins. Because of the continued increase in demand for surface mount components, we anticipate component shortages and longer lead times for certain components to occur from time to time. Also, we typically bear the risk of component price increases that occur between periodic repricings during the term of a customer contract. Accordingly, certain component price increases could adversely affect our gross profit margins.

OUR SUCCESS WILL CONTINUE TO DEPEND TO A SIGNIFICANT EXTENT ON OUR EXECUTIVES.

     We depend significantly on our three executive officers, Donald E. Nigbor, Steven A. Barton and Cary T. Fu. The unexpected loss of the services of any one of these executive officers would have an adverse effect on us. We do not have employment agreements or non-competition agreements with these executive officers, and we do not maintain key-man insurance on our executive officers.

WE MUST MAINTAIN OUR TECHNOLOGICAL AND MANUFACTURING PROCESS EXPERTISE.

     The market for our manufacturing services is characterized by rapidly changing technology and continuing process development. We are continually evaluating the advantages and feasibility of new manufacturing processes. We believe that our future success will depend upon our ability to develop and provide manufacturing services which meet our customers' changing needs. This requires that we maintain technological leadership and successfully anticipate or respond to technological changes in manufacturing processes on a cost-effective and timely basis. We cannot assure you that our process development efforts will be successful.

WE ARE SUBJECT TO A VARIETY OF ENVIRONMENTAL LAWS.

     We are subject to a variety of federal, state, local and foreign environmental regulations relating to the use, storage, discharge and disposal of hazardous chemicals used during our manufacturing process. If we fail to comply with any present and future regulations, we could be subject to future liabilities or the suspension of production. In addition, such regulations could restrict our ability to expand our facilities or could require us to acquire costly equipment, or to incur other significant expenses to comply with environmental regulations.

WE MAY EXPERIENCE YEAR 2000 PROBLEMS.

     Many existing computer programs use only two digits to identify a year in the date field. These programs were designed and developed without considering the impact of the upcoming change in century. If not corrected, many computer applications could fail or create erroneous results by or at the Year 2000. We are actively taking steps to ensure that our information technology infrastructure and business system applications, manufacturing equipment and systems will be Year 2000 compliant, and we are seeking assurances of Year 2000 compliance from our suppliers, customers and other third parties with whom we conduct business. However, we cannot be certain that our efforts will be appropriate, adequate or complete.

PROVISIONS IN OUR CHARTER DOCUMENTS AND STATE LAW MAY MAKE IT HARDER FOR OTHERS TO OBTAIN CONTROL OF BENCHMARK EVEN THOUGH SOME SHAREHOLDERS MIGHT CONSIDER SUCH A DEVELOPMENT TO BE FAVORABLE.

     Our shareholder rights plan, provisions of our amended and restated articles of incorporation and the Texas Business Corporation Act may delay, inhibit or prevent someone from gaining control of Benchmark through a tender offer, business combination, proxy contest or some other method. See "Description of Capital Stock." These provisions include:

    o  A "poison pill" shareholder rights plan;

    o A statutory restriction on the ability of shareholders to take action by written consent; and

    o A statutory restriction on business combinations with some types of interested shareholders.

WE MAY EXPERIENCE FLUCTUATIONS IN QUARTERLY RESULTS.

     Our quarterly results may vary significantly depending on various factors, many of which are beyond our control. These factors include:

     o  The volume of customer orders relative to our capacity;

     o  Customer introduction and market acceptance of new products;

     o  Changes in demand for customer products;

     o  The timing of our expenditures in anticipation of future orders;

     o  Our effectiveness in managing manufacturing processes;

     o  Changes in cost and availability of labor and components;

     o  Changes in our product mix;

     o  Changes in economic conditions;

     o Local factors and events that may affect our production volume (such as local holidays); and

     o  Seasonality in customer product requirements.

Additionally, as is the case with many high technology companies, a significant portion of our shipments typically occurs in the last few weeks of a quarter. As a result, our sales may shift from one quarter to the next, having a significant effect on reported results.

OUR STOCK PRICE IS VOLATILE.

     Our common stock has experienced significant price volatility, and such volatility may continue in the future. The price of our common stock could fluctuate widely in response to a range of factors, including variations in our reported financial results and changing conditions in the economy in general or in our industry in particular. In addition, stock markets generally experience significant price and volume volatility from time to time which may affect the market price of our common stock for reasons unrelated to our performance.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     Our common stock is listed on the New York Stock Exchange under the symbol "BHE." The following table sets forth the high and low sale prices for the common stock as reported by the New York Stock Exchange for the periods indicated.

                                           HIGH      LOW
                                           ----      ----
1997
     First quarter......................   $16 3/8   $ 14 1/4
     Second quarter.....................    20 1/2     12 3/4
     Third quarter......................    28 1/2     20
     Fourth quarter.....................    30 1/2     21 5/16
1998
     First quarter......................    28 1/4     21 1/8
     Second quarter.....................    24 15/16   18 3/8
     Third quarter......................    25 1/2     17 5/8
     Fourth quarter.....................    37 1/2     17 7/8
1999
     First quarter......................    38 7/8     26 7/8
     Second quarter (through May 27,
      1999).............................    35 15/16   27 1/8

     On May 27, 1999, the last reported sale price of our common stock on the New York Stock Exchange was $28 1/8 per share.

     We have not paid any cash dividends on the common stock in the past and anticipate that, for the foreseeable future, we will retain any earnings available for dividends for use in our business. Our bank credit facility and our senior note purchase agreement currently limit the amount of dividends that may be declared on our common stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                USE OF PROCEEDS

     The net proceeds from our sale of 3,000,000 shares of common stock will be approximately $79.6 million after deducting underwriting discounts and commissions and estimated expenses ($93.6 million if the over-allotment option is exercised in full). Such proceeds will be used to repay $47 million of indebtedness under our bank credit facility, and for working capital and other general corporate purposes, including acquisitions. Our management continually evaluates potential strategic acquisitions or investments, but at the present time we have no understandings, commitments or agreements with respect to any such acquisition or investment. As of May 27, 1999, the weighted average interest rate on the debt to be repaid was 6.35%, and the maturity dates of this debt range from May 1999 to March 2004. Of the debt to be repaid, $25 million was used to purchase assets from Stratus Computer. We will not receive any proceeds from the sale of shares of common stock sold by the selling shareholder.

                                 CAPITALIZATION

     The following table sets forth our summary capitalization as of March 31, 1999 and as adjusted to give effect to our sale of 3,000,000 shares of common stock and the application of the net proceeds therefrom as described in "Use of Proceeds." This table should be read in conjunction with our financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included and incorporated by reference in this prospectus.

                                          AS OF MARCH 31, 1999
                                       --------------------------
                                         ACTUAL       AS ADJUSTED
                                       ----------     -----------
                                             (IN THOUSANDS)
Cash and cash equivalents............  $   12,084      $  44,694
                                       ==========     ===========
Debt:
     Line of credit..................  $   25,000      $  --
     Term loan.......................      22,000         --
     Senior note.....................      30,000         30,000
     Capital lease obligations.......         275            275
                                       ----------     -----------
          Total debt.................  $   77,275      $  30,275
                                       ----------     -----------
Shareholders' equity:
     Preferred shares, par value
       $0.10 per share; 5,000,000
       shares authorized, none.......      --             --
     Common shares, par value $0.10
       per share; 30,000,000 shares
       authorized;
       issued - 11,715,567 and
       14,715,567, respectively;
       outstanding - 11,666,083 and
       14,666,083, respectively......       1,167          1,467
     Additional paid-in capital......      70,803        150,113
     Retained earnings...............      71,837         71,837
     Less treasury shares, at cost,
       49,484 shares.................        (120)          (120)
                                       ----------     -----------
          Total shareholders'
             equity..................     143,687        223,297
                                       ----------     -----------
Total capitalization.................  $  220,962      $ 253,572
                                       ==========     ===========

                         SELECTED FINANCIAL INFORMATION

     The selected financial information should be read in conjunction with our financial statements and the related notes thereto included and incorporated by reference in this prospectus.

                                        THREE MONTHS ENDED
                                            MARCH 31,                       YEAR ENDED DECEMBER 31,
                                       --------------------  -----------------------------------------------------
                                         1999       1998       1998       1997       1996       1995       1994
                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                        (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENTS OF INCOME INFORMATION:
Sales................................  $ 146,546  $ 108,046  $ 524,065  $ 325,229  $ 201,296  $  97,353  $  98,168
Cost of sales........................    131,856     97,141    472,354    285,630    177,981     85,113     86,236
                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------
    Gross profit.....................     14,690     10,905     51,711     39,599     23,315     12,240     11,932
Selling, general and administrative
expenses.............................      4,950      3,526     17,680     12,817      7,228      2,990      3,154
Amortization of goodwill.............        910        585      3,311      1,670        696     --         --
                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------
    Income from operations...........      8,830      6,794     30,720     25,112     15,391      9,250      8,778
Interest expense.....................      1,125        902      4,394      2,472      1,442     --         --
Interest income......................        138        168        479      1,163        442        268        252
Other income.........................         78         47         85        149         92         13         11
                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------
    Income before income taxes.......      7,921      6,107     26,890     23,952     14,483      9,531      9,041
Income tax expense...................      2,884      2,365     10,518      8,862      5,619      3,383      3,272
                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------
    Net income.......................  $   5,037  $   3,742  $  16,372  $  15,090  $   8,864  $   6,148  $   5,769
                                       =========  =========  =========  =========  =========  =========  =========
Earnings per common share:
    Basic............................  $    0.43  $    0.32  $    1.41  $    1.31  $    0.99  $    0.77  $    0.72
                                       =========  =========  =========  =========  =========  =========  =========
    Diluted..........................  $    0.40  $    0.31  $    1.35  $    1.26  $    0.96  $    0.75  $    0.71
                                       =========  =========  =========  =========  =========  =========  =========
Weighted average number of shares
outstanding:
    Basic............................     11,655     11,575     11,594     11,508      8,976      8,031      7,998
                                       =========  =========  =========  =========  =========  =========  =========
    Diluted..........................     12,703     12,243     12,098     12,004      9,218      8,213      8,176
                                       =========  =========  =========  =========  =========  =========  =========

                                                                           AS OF DECEMBER 31,
                                             AS OF        -----------------------------------------------------
                                        MARCH 31, 1999      1998       1997       1996       1995       1994
                                        ---------------   ---------  ---------  ---------  ---------  ---------
BALANCE SHEET INFORMATION:
Working capital......................      $  83,346      $  86,265  $  87,879  $  72,586  $  37,285  $  30,890
Total assets.........................        304,261        241,896    190,322    168,174     57,037     48,333
Total debt...........................         77,275         54,311     30,485     30,724     --         --
Shareholders' equity.................        143,687        138,001    120,872    104,999     46,624     40,131

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     The following Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the "Selected Financial Information" and the Consolidated Financial Statements of the Company and the notes thereto appearing elsewhere herein.

RECENT ACQUISITIONS

     On March 1, 1999, the Company acquired certain equipment and inventories from Stratus Computer, a wholly-owned subsidiary of Ascend Communications, Inc. (Ascend) for approximately $48 million in cash, subject to adjustment. Based on March 31, 1999 estimates, the acquisition price was allocated $6.6 million to equipment, $34.8 million to inventories, with an estimated $6.6 million to other current assets (the Company expects this amount to be remitted back to the Company as a final adjustment to the transaction). Stratus Computer provided systems integration services for large and sophisticated fault-tolerant mainframe computers. In connection with the transaction, the Company entered into a three-year supply agreement to provide these system integration services to Ascend and Stratus Holding Limited (Stratus Holding), and the Company hired approximately 260 employees. In conjunction with the purchase of the Stratus Computer assets, the Company increased its revolving line of credit to $65 million and borrowed $25 million.

     On February 23, 1998, the Company acquired Lockheed Commercial Electronics Company (LCEC) for $70 million in cash. LCEC, situated in Hudson, New Hampshire, is one of New England's largest electronics manufacturing services companies, providing a broad range of services including printed circuit board assembly and test, system assembly and test, prototyping, depot repair, materials procurement, and engineering support services. The transaction was accounted for under the purchase method of accounting, and, accordingly, the results of operations of LCEC since February 23, 1998, have been included in the Company's financial statements. The acquisition resulted in goodwill of approximately $29.5 million that is being amortized on a straight-line basis over 15 years. In connection with the acquisition of LCEC, the Company obtained $40 million through borrowings under a five-year Term Loan with a commercial bank.

     Completion of the acquisitions of LCEC and the assets in Ireland from Stratus Computer and the inclusion of LCEC's operations and the operations of the system integration facility in Ireland in the Company's accounts subsequent to February 23, 1998 and March 1, 1999, respectively, are responsible for a substantial portion of the variations in the results of the Company's operations (including components thereof) for the most recent reported periods, as compared to corresponding prior periods. The effects of the acquisitions of the Stratus Computer assets and LCEC on the Company's financial condition and its reported results of operations should be considered when reviewing the financial information contained herein.

RESULTS OF OPERATIONS

     The following table presents the percentage relationship that certain items in the Company's Consolidated Statements of Income bear to sales for the periods indicated.

                                        THREE MONTHS ENDED
                                            MARCH 31,            YEAR ENDED DECEMBER 31,
                                       --------------------  -------------------------------
                                         1999       1998       1998       1997       1996
                                       ---------  ---------  ---------  ---------  ---------
Sales................................      100.0%     100.0%     100.0%    100.0%      100.0%
Cost of sales........................       90.0       89.9       90.1       87.8       88.4
                                       ---------  ---------  ---------  ---------  ---------
     Gross profit....................       10.0       10.1        9.9       12.2       11.6
Selling, general and administrative
  expenses...........................        3.4        3.3        3.4        3.9        3.6
Amortization of goodwill.............         .6         .5         .6         .5         .3
                                       ---------  ---------  ---------  ---------  ---------
     Income from operations..........        6.0        6.3        5.9        7.8        7.7
                                       ---------  ---------  ---------  ---------  ---------
Other income (expense)...............        (.6)       (.6)       (.7)       (.4)       (.5)
                                       ---------  ---------  ---------  ---------  ---------
     Income before income taxes......        5.4        5.7        5.2        7.4        7.2
Income tax expense...................        2.0        2.2        2.0        2.7        2.8
                                       ---------  ---------  ---------  ---------  ---------
     Net income......................        3.4%       3.5%       3.2%       4.6%       4.4%
                                       =========  =========  =========  =========  =========

THREE MONTHS ENDED MARCH 31, 1999 COMPARED WITH THREE MONTHS ENDED MARCH 31,
1998

     Sales for the first quarter of 1999 were approximately $146.5 million, a 35.6% increase from sales of approximately $108.0 million for the same quarter in 1998. The net increase in sales resulted primarily from the acquisition of LCEC, the operation of the system integration facility in Ireland, existing customers, and the addition of new customers. The Company's results of operations are dependent upon the success of its customers, and a prolonged period of reduced demand for its customers' products would have an adverse effect on the Company's business.

     Gross profit increased 34.7% to approximately $14.7 million in the first quarter of 1999 from approximately $10.9 million in the same quarter in 1998. The increase in gross profit was due primarily to the higher sales volumes attributable to the LCEC acquisition and the operation of the new system integration facility in Ireland, along with changes in product and customer mix occurring in the ordinary course of business. Gross profit as a percentage of sales decreased from 10.1% for the first quarter of 1998 to 10.0% for the first quarter of 1999. The Company's gross margin reflects a number of factors, including product mix, the level of start up costs and efficiencies associated with new programs, capacity utilization of surface mount and other equipment, and pricing within the electronics industry. All of these factors are continually changing and are interrelated, making it impracticable to determine separately the effect of each factor. The decrease in gross profit as a percentage of sales during the quarter ended March 31, 1999, as compared to the same period in 1998 was due to lower margins on LCEC programs and the system integration facility in Ireland, changes in the product mix and the initiation of new programs.

     Selling, general and administrative expenses were $5.0 million in the first quarter of 1999, an increase of 40.4% from $3.5 million for the same quarter in 1998. Selling, general and administrative expenses as a percentage of sales increased from 3.3% for the first quarter of 1998 to 3.4% for the first quarter of 1999. In order to satisfy the increased level of business activity and to continue the development and improvement of the systems and processes necessary to accommodate future growth, the Company has continued to add personnel. The increase in selling, general and administrative expenses during the three-month period of 1999 reflects these additional personnel and related departmental expense, as well as the additional administrative expenses resulting from the inclusion of LCEC for a full three-month period in 1999 and the inclusion of the system integration facility. The Company anticipates selling, general and administrative expenses will continue to increase in nominal terms as the Company continues to build the internal management and support systems necessary to support higher sales levels.

     The amortization of goodwill for the three-month periods ended March 31, 1999 and 1998 was $0.9 million and $0.6 million, respectively. The increase was due to the acquisition of LCEC on February 23, 1998.

     Interest expense for the three-month periods ended March 31, 1999 and 1998 was $1.1 million and $0.9 million, respectively. The increase was due to the additional debt incurred in connection with the purchase of the assets in Ireland from Stratus Computer on March 1, 1999, and the acquisition of LCEC on February 23, 1998.

     Interest income was approximately $0.1 million and $0.2 million, respectively, for the three-month periods ended March 31, 1999 and 1998. The decrease was due to the use of a portion of the Company's cash and cash equivalents to fund the purchase of the assets in Ireland from Stratus Computer on March 1, 1999.

     Income tax expense for the three-month periods ended March 31, 1999 and 1998 was $2.9 million and $2.4 million, respectively. The increase was due to higher pretax income and nondeductible amortization of goodwill, partially offset by lower foreign tax rates applicable to a portion of pretax income in 1999.

YEAR ENDED DECEMBER 31, 1998 COMPARED WITH YEAR ENDED DECEMBER 31, 1997

     Sales in 1998 increased $198.8 million, or 61.1% over 1997 sales. The net increase in sales resulted primarily from increased sales volume from the acquisition of LCEC on February 23, 1998, existing customers, and the addition of new customers, which was offset by reduced sales to a major customer during a period of organizational change.

     A substantial percentage of the Company's sales have been to a small number of customers, and the loss of a major customer, if not replaced, would adversely affect the Company. During 1998, the Company's three largest customers accounted for approximately 53% of the Company's sales, and the Company's largest customer accounted for approximately 28% of sales. The Company's future sales are dependent on the success of its customers, some of which operate in businesses associated with rapid technological change and consequent product obsolescence. Developments adverse to the Company's major customers or their products, or the failure of a major customer to pay for components or services, could have an adverse effect on the Company.

     The Company had a record year-end backlog of $317 million at December 31, 1998, as compared to the 1997 year-end backlog of $302 million. Although the Company expects to fill substantially all of this backlog in 1999, at December 31, 1998, the Company had no long-term agreements with its customers and customer orders can be canceled, changed or delayed by customers. The timely replacement of canceled, changed or delayed orders with orders from new customers cannot be assured, nor can there be any assurance that any of the Company's current customers will continue to utilize the Company's services.

     Gross profit increased $12.1 million, or 30.6% over 1997. Gross profit as a percentage of sales decreased from 12.2% for 1997 to 9.9% for 1998. The increase in gross profit was due primarily to higher sales volumes and normal changes in product mix and customer mix. The Company's gross profit reflects a number of factors, including product mix, the level of start-up costs and efficiencies associated with new programs, capacity utilization of surface mount and other equipment, and pricing within the electronics industry. All of these factors are continually changing and are interrelated, making it impracticable to determine separately the effect of each factor. The decrease in gross profit as a percentage of sales during 1998 was due primarily to a less profitable customer mix, and a reduced capacity utilization, at the LCEC facility.

     Selling, general and administrative expenses increased $4.9 million, or 37.9%, from 1997 to $17.7 million in 1998. The increase in selling, general and administrative expenses reflects additional personnel and related departmental expense, as well as the additional administrative expenses resulting from the inclusion of LCEC for ten months of 1998.

     The amortization of goodwill for the years ended December 31, 1998 and 1997 was $3.3 million and $1.7 million, respectively. Interest expense incurred by the Company on the debt incurred in connection with the acquisitions of LCEC in 1998 and EMD Technologies, Inc. (EMD) in 1996 was approximately $4.4 million and $2.5 million, respectively, in 1998 and 1997. The increased amortization and interest expense in 1998 resulted from the additional goodwill and debt incurred in connection with the acquisition of LCEC during 1998.

     Interest income was approximately $0.5 million in 1998 compared to $1.2 million in 1997. The decrease was due to the use of a portion of the Company's cash and interest bearing marketable securities to fund the acquisition of LCEC.

     Income tax expense of $10.5 million represented an effective tax rate of 39.1% for the year ended December 31, 1998, compared with an effective tax rate of 37% for the year ended December 31, 1997. The increase is due primarily to the increase in nondeductible amortization of goodwill.

     The Company reported net income of approximately $16.4 million, or diluted earnings of $1.35 per share, for 1998 compared with net income of approximately $15.1 million, or diluted earnings of $1.26 per share for 1997. The approximately $1.3 million increase in net income during 1998 was a result of the combined effects of the acquisition of LCEC and the overall increase in revenues resulting from the factors discussed above.

YEAR ENDED DECEMBER 31, 1997 COMPARED WITH YEAR ENDED DECEMBER 31, 1996

     Sales in 1997 increased $123.9 million, or 61.6% over 1996 sales. The increase in sales resulted primarily from increased sales volume from existing customers, the addition of new customers and the acquisition of EMD on July 30, 1996.

     A substantial percentage of the Company's sales have been to a small number of customers, and the loss of a major customer, if not replaced, would adversely affect the Company. During 1997, the Company's three largest customers accounted for approximately 55.8% of the Company's sales, and the Company's largest customer accounted for approximately 37% of sales.

     The Company had a then record year-end backlog of $302 million at December 31, 1997, as compared to the 1996 year-end backlog of $230 million.

     Gross profit increased $16.3 million, or 69.8% over 1996. Gross profit as a percentage of sales increased from 11.6% for 1996 to 12.2% for 1997. The increase in gross profit was due primarily to higher sales volumes and normal changes in product mix and customer mix. The Company's gross profit reflects a number of factors, including product mix, the level of start-up costs and efficiencies associated with new programs, capacity utilization of surface mount and other equipment, and pricing within the electronics industry. All of these factors are continually changing and are interrelated, making it impracticable to determine separately the effect of each factor. The increase in gross profit as a percentage of sales during 1997 was due primarily to the product mix and the initiation of new programs during 1996.

     Selling, general and administrative expenses increased $5.6 million, or 77.3%, from 1996 to $12.8 million. The increase in selling, general and administrative expenses reflects these additional personnel and related departmental expense, as well as the additional administrative expenses resulting from the inclusion of EMD in the full year of 1997.

     The amortization of goodwill associated with the acquisition of EMD for the year ended December 31, 1997 and 1996 was $1.7 million and $0.7 million, respectively. Interest expense incurred by the Company on the debt incurred in connection with the acquisition of EMD was approximately $2.5 million and $1.4 million, respectively, in 1997 and 1996. The increased amortization and interest expense in 1997 reflected the effect of including EMD's operations for a full year.

     Interest income was approximately $1.2 million in 1997 compared to $0.4 million in 1996. The increase was due to the investment by the Company of available cash in interest bearing marketable securities and cash equivalents.

     Income tax expense of $8.9 million represented an effective tax rate of 37% for the year ended December 31, 1997, compared with an effective tax rate of 38.8% for the year ended December 31, 1996. The decrease was due to the benefit from the use of a foreign sales corporation and non-taxable interest earned on municipal investments partially offset by nondeductible amortization of goodwill.

     The Company reported net income of approximately $15.1 million, or diluted earnings of $1.26 per share, for 1997 compared with net income of approximately $8.9 million, or diluted earnings of $0.96 per share for 1996. The approximately $6.2 million increase in net income during 1997 was a result of the combined effects of the acquisition of EMD and the overall increase in income from operations resulting from the factors discussed above.

LIQUIDITY AND CAPITAL RESOURCES

     The Company has financed its growth and operations through funds generated from operations, proceeds from the sale of its common stock and funds borrowed under its credit facilities.

     Cash provided by operating activities was $18.4 million and $6.8 million for the three months ended March 31, 1999 and 1998, respectively. The increase in cash provided by operations was primarily the result of increases in net income, depreciation and amortization, and increases in accounts payable partially offset by increases in accounts receivable and inventories. The Company's accounts payable, accounts receivables, and inventories have increased $30.6 million, $23.4 million, and $2.7 million (net of effects from purchase of assets from Stratus Computer), respectively, during the first three months of 1999, reflecting the Company's increased sales and backlog as compared to the corresponding period in the prior year. The Company is continuing the practice of purchasing components only after customer orders are received, which mitigates, but does not eliminate, the risk of loss on inventories. Supplies of electronic components and other materials used in operations are subject to industry-wide shortages. In certain instances, suppliers may allocate available quantities to the Company that may not meet Company requirements. The Company has not experienced significant supply constraints in the recent past.

     Cash provided by operating activities was $56.9 million, $19.3 million and $12.3 million in 1998, 1997 and 1996, respectively. In 1998, substantial decreases in inventory and accounts receivable, net of effects from the acquisition of LCEC, and increases in net income, depreciation and amortization were partially offset by decreases in accounts payable. The Company's inventories have decreased from $61.1 million at December 31, 1997 to $53.7 million at December 31, 1998, reflecting improved customer forecasting and the Company's emphasis on supply chain management. In 1997, substantial increases in inventory were partially offset by net income, depreciation and amortization, and increases in accounts payable. The Company's inventories increased from $48.1 million at December 31, 1996 to $61.1 million at December 31, 1997, reflecting the Company's increased sales and backlog during this period. In 1996, substantial increases in accounts receivable were offset by net income, depreciation and amortization, and increases in accounts payable and accrued liabilities and decreases in inventory, net of effects from the acquisition of EMD. The Company's accounts receivable and inventories increased from $20.2 million and $23.0 million, respectively, at December 31, 1995 to $39.2 million and $48.1 million, respectively at December 31, 1996, reflecting the Company's increased sales during this period. The Company expects increases in inventories to support the anticipated growth in sales.

     Cash used in investing activities was $52.7 million and $61.7 million for the three months ended March 31, 1999 and 1998, respectively. On March 1, 1999, the Company completed the purchase of inventories and equipment from Stratus Computer for $48 million in cash. Capital expenditures of $4.0 million for the three months ended March 31, 1999, were primarily concentrated in test equipment.

Capitalized software costs of $0.7 million for the three months ended March 31, 1999, were for the purchase and implementation of the Company's Enterprise Resource Planning System.

     Cash used in investing activities was $78.7 million, $12.4 million and $49.0 million, respectively, for the years ended December 31, 1998, 1997 and 1996. On February 23, 1998, the Company completed its acquisition of LCEC for approximately $70.7 million in cash. Capital expenditures of $12.2 million during 1998 consisted primarily of test and manufacturing production equipment and computer equipment to support the Company's implementation of the new ERP system. During 1998, the Company invested $7.4 million on the new ERP software system. Capital expenditures of $10.4 million during 1997 were primarily concentrated in surface mount assembly, test and manufacturing production equipment. The Company completed the planned expansion of its production capacity at the Angleton plant during 1996, after which the Company had 12 surface mount assembly lines in operation at the Angleton plant. Capital expenditures of $8.7 million during 1996 were primarily concentrated in the expansion of the Angleton facility and surface mount assembly equipment associated with this expansion. On July 30, 1996, the Company completed its acquisition of EMD for approximately $30.8 million in cash. The Company used $11.4 million of proceeds from the sale of interest bearing marketable securities during 1998 for the purpose of paying a portion of the purchase price of LCEC. During 1997 and 1996, the Company invested $2.3 million and $9.5 million, respectively, of available cash in interest bearing marketable securities.

     Cash provided by financing activities was $23.3 million and $39.6 million for the three months ended March 31, 1999 and 1998, respectively. In connection with the purchase of the assets from Stratus Computer on March 1, 1999, the Company increased its revolving line of credit to $65 million and borrowed $25 million. The Company made principal payments on long-term debt totaling $2.0 million during the three months ended March 31, 1999.

     Cash provided by financing activities was $23.9 million, $0.4 million and $47.7 million, respectively, for the years ended December 31, 1998, 1997 and 1996. During 1998, cash provided by financing activities consisted primarily of $40.0 million of proceeds from the issuance of long-term debt offset by $16.2 million of principal payments on long-term debt. During 1997, cash provided by financing activities consisted primarily of $0.7 million of proceeds from stock options exercised, offset by $0.2 million of principal payments on long-term debt. During 1996, cash provided by financing activities consisted primarily of $30 million of proceeds from the issuance of long-term debt, $28.5 million of net proceeds from the public offering of common shares, offset by $10.9 million of principal payments on long-term debt.

     The Company has a $65 million revolving line of credit with a commercial bank. The Company is entitled to borrow under the line of credit up to the lesser of $65 million or the sum of 75% of its eligible accounts receivable and 25% of its eligible inventories. Interest on the line of credit is payable quarterly, at the Company's option, at either the bank's Eurodollar rate plus
 .88% to 1.63% or its prime rate. A commitment fee of 0.20% to 0.30% per annum on the unused portion of the line of credit is payable quarterly in arrears. The line of credit agreement contains certain financial covenants and restricts the ability of the Company to incur additional debt without the consent of the bank and to pay dividends. The line of credit matures on March 31, 2004. As of March 31, 1999, the Company had $25 million outstanding under this line of credit with $40 million available for future borrowings. The Company intends to repay this line of credit, as well as its Term Loan, in full with a portion of the proceeds from the offering contemplated by this prospectus.

     The Company's operations are subject to certain federal, state and local regulatory requirements relating to environmental, waste management, health and safety matters. Some risk of costs and liabilities related to these matters is inherent in the Company's business as with many similar businesses. Management believes that the Company's business is operated in substantial compliance with applicable environmental, waste management, health and safety regulations.

     The Company may require additional capital to finance further enhancements to or acquisitions or expansions of its manufacturing capacity. Management believes that the level of working capital will continue to grow at a rate generally consistent with the growth of the Company's operations. Although no assurance can be given that future financing will be available on terms acceptable to the Company, the Company may seek additional funds from time to time through public or private debt or equity offerings or through bank borrowings to the extent permitted by its existing debt agreements. Management believes that the existing cash balances, proceeds from this offering, funds generated from operations, and borrowings under the Company's credit facility will be sufficient to permit the Company to meet its liquidity requirements for the foreseeable future.

     The Company does not hold or issue derivative financial instruments in the normal course of business. Inflation and changing prices have not significantly affected the Company's operating results or the markets in which the Company performs services during recent years.

YEAR 2000 ISSUES

     The Company recognizes that it must ensure that its products and operations will not be adversely impacted by Year 2000 software failures which can arise in date-sensitive software applications which utilize a field of two digits rather than four to define a specific year. Absent corrective actions, date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in system failures or miscalculations causing disruptions to various activities and operations.

STATE OF READINESS

     Many of the Company's business and operating systems are currently Year 2000 compliant, and the Company initiated a review of its systems during 1997 to address those systems that are not currently Year 2000 compliant. Areas addressed included major third-party suppliers of components of the Company's products as well as full reviews of the Company's manufacturing equipment, telephone and voice mail systems, security systems and other office support systems. The Company has also initiated formal communications with significant suppliers and customers to determine the extent to which the Company is vulnerable to those third parties' failure to remediate their own Year 2000 issues. Based on its inquiries to date, the Company believes satisfactory progress is being made by its significant suppliers and customers on Year 2000 issues. No significant information technology initiatives have been deferred by the Company as a result of its Year 2000 project.

     In addition, the Company has selected Baan U.S.A., Inc. to provide an ERP System, which will be Year 2000 compliant, to improve processes and efficiencies. All necessary Year 2000 upgrades of major systems, including those supplied by vendors, have been identified and conversion strategies have been developed and are under deployment.

COSTS TO ADDRESS THE YEAR 2000 ISSUE

     The estimated total cost to address the Company's Year 2000 issues, including the cost associated with the new ERP System, is approximately $13.5 million. Costs incurred and expected to be incurred consist primarily of the cost of Company personnel involved in updating applications and operating systems and the costs of software updates and patches (many of which are provided free of charge from the vendors). The estimated total cost associated with the purchase and implementation of the new ERP System is approximately $13 million. The costs of this software will be capitalized and amortized over the estimated useful life of the software, and costs associated with the preliminary project stage and post-implementation stage have been and will be expensed as incurred. The Year 2000 component of this system can not be readily segregated from the total cost of the company-wide ERP System implementation. The total amount expended on Year 2000 issues and the new ERP System through March 31, 1999, is approximately $10 million, of which $9.7 million related to the new ERP System implementation and approximately $300,000 related to the cost of identifying and communicating with third parties and installing software patches. The costs of the Year 2000 process and the timetable on which the Company believes it will complete any Year 2000 modifications are based on management's best estimates, which are derived utilizing a number of assumptions of future events, including the availability of certain resources and other factors. However, there can be no guarantee that these estimates will be achieved and actual results could differ materially from those anticipated. Specific factors that might cause such material differences include, but are not limited to, the availability and cost of personnel trained in this area, the ability to locate and correct all relevant computer codes and similar uncertainties. In addition, there can be no assurance that the systems of other companies on which the Company's systems rely will be converted on a timely basis or that such failure by another company to convert would not have an adverse effect on the Company's systems.

RISKS PRESENTED BY THE YEAR 2000 ISSUE

     There is considerable uncertainty inherent in assessing the Company's vulnerability to Year 2000 problems, arising in part from the uncertainty of the Year 2000 readiness of the Company's suppliers and customers. It is possible that the failure to correct a material Year 2000 problem could result in an interruption in, or a failure of, certain normal business operations, and that such failures could materially and adversely affect the Company's results of operations, liquidity and financial condition. Based on the information available to it, and subject to the effect of the general uncertainty on the Company's ability to make a definitive determination, the Company does not believe it has any material exposure to significant business interruption as a result of the Year 2000 problem, or that the cost of remedial actions will have a material adverse effect on its business, financial condition or results of operations.

CONTINGENCY PLANS

     The steps taken by the Company to address the Year 2000 issues are expected to reduce significantly the Company's level of uncertainty about the Year 2000 problem and, in particular, about the Year 2000 compliance and readiness of its material third party suppliers and customers. The Company believes that, with the completion of identifying and communicating with third parties as scheduled, the possibility of significant interruptions of normal operations should be reduced.

     Accordingly, and as the program is on schedule to be completed during the fall of 1999, the Company has not formulated a worst case scenario in the event its Year 2000 project is not completed in a timely manner. The Company has a contingency plan in place in the event all scheduled implementations are not completed by the end of 1999. All necessary Year 2000 upgrades of major systems and software patches, including those supplied by vendors, have been identified and conversion strategies are under deployment.

                                    BUSINESS

GENERAL

     We are one of the leading independent providers of electronics manufacturing services to the enterprise computer, telecommunications, medical device, industrial control, and testing and instrumentation markets. We offer a complete range of integrated electronics manufacturing services, from initial product design to volume production and order fulfillment. We believe that we have developed particular strengths in the manufacturing process for large, complex, high-density assemblies. In addition, we offer advanced engineering services including product design, PCB layout, quickturn prototyping and test development. Throughout the production process, we offer logistics services such as materials procurement, inventory management, packaging and distribution.

     We provide electronics manufacturing services to approximately 62 electronics OEMs, including industry leaders such as EMC Corporation, General Instrument, Hewlett-Packard, Lucent Technologies, Stratus Computer and Texas Instruments. These companies represented, in the aggregate, 60% of our 1998 sales. These customers rely on us to manufacture technologically complex products including telecommunications equipment, high-capacity computer storage devices and fault-tolerant computer servers. We believe one of our primary strengths is the fact that we have worked with several of our largest customers for many years. We have established these long-term relationships by exceeding customer expectations and providing flexibility while responding to their needs.

     We have experienced significant growth over the last three years, increasing our sales by a compounded annual growth rate of 75.3% since 1995. Our sales growth during the last three years was twice the sales growth of each of our four largest competitors. Our growth is driven by three factors. First, we focus on high-end products in growing technology sectors. As a result, our growth is influenced by several trends including the build-out of the communications and Internet infrastructure and the evolution of computer technology. Second, the accelerating pace at which OEMs are adopting outsourcing as a core business strategy also contributes to our growth. We were selected for nine new customer programs in the first quarter of 1999, four of which represented new outsourcing initiatives of existing customers. These nine programs are expected to begin generating sales in the fourth quarter of 1999. Third, our growth is driven by the successful completion and integration of strategic acquisitions.

     Since the beginning of 1996, we have completed three acquisitions that have broadened our service offerings, diversified our customer base with leading OEMs and expanded our geographic presence. These acquisitions were:

    o STRATUS COMPUTER IRELAND. On March 1, 1999, we acquired certain assets from Stratus Computer Ireland, and in connection with the transaction we entered into a three-year supply agreement with Ascend and Stratus Holding Limited. The acquired assets augment our ability to provide a broad range of services to the European market and enhance our systems integration and box build engineering capabilities.

    o LOCKHEED COMMERCIAL ELECTRONICS COMPANY. In February 1998, we acquired Lockheed Commercial Electronics Company. This acquisition provided us with manufacturing capacity in the northeastern United States and 18 additional customers. Now operated as our Hudson, New Hampshire division, the facility provides a broad range of services including printed circuit board assembly and test, system assembly and test, prototyping, depot repair, materials procurement, and engineering and design support services.

    o EMD TECHNOLOGIES, INC. In July 1996, we acquired EMD Technologies, Inc., an independent provider of electronics manufacturing and product design services. Now operated as our Winona, Minnesota division, this facility provides a complete range of enhanced product design and development capabilities, including circuit board conceptual design and subsystem and enclosure configuration. In addition to design services, this acquisition provided us with manufacturing capabilities in the midwestern United States and 19 additional customers.

     We believe our primary competitive advantages are our design, manufacturing, testing and supply chain management capabilities. We offer our customers complete and flexible manufacturing solutions that provide accelerated time-to-market, time-to-volume production, and reduced production costs. As a result of working closely with our customers and responding promptly to their needs, we have become an integral part of their operations. In addition, our workforce is led by a management team that founded the Company and has an average of 18 years of industry experience.

BUSINESS STRATEGY

     Our objective is to enhance our position as an electronics manufacturing services provider of choice to leading high technology OEMs in the area of complex products and assemblies. Our strategy to achieve this objective includes the following key elements:

     FOCUS ON HIGH-END PRODUCTS IN GROWING SECTORS. Electronics manufacturing service providers produce products for a wide range of OEMs in different industries. The product scope ranges from easy to assemble, low-cost high-volume products targeted for the consumer market to complicated state-of-the-art, mission critical electronic hardware. Similarly, OEM customers range from consumer-oriented companies that compete primarily on price and redesign their products every year to high-end telecommunications and enterprise computer manufacturers that compete on technology and quality. We currently focus on state-of-the-art products for industry leaders who require advanced engineering design and production services. Our ability to offer these services enables us to expand our business relationships.

     DELIVER COMPLETE MANUFACTURING SOLUTIONS. We believe OEMs increasingly require a wide range of advanced engineering and manufacturing services in order to reduce their costs and accelerate their time-to-market. Building on our integrated engineering and manufacturing capabilities, we offer services from initial product design and test to final product assembly and distribution to the OEMs' customers. In addition, we offer customers the flexibility to move more rapidly from design and initial introduction to production and distribution.

     LEVERAGE ADVANCED TECHNOLOGICAL CAPABILITIES. Our strengths in the manufacturing processes for large, complex high-density assemblies enable us to offer customers advanced design, technology and manufacturing solutions for their primary products. Our design capabilities in each of our facilities, together with our corporate design center located in Winona, Minnesota, offer engineering expertise to our customers. These capabilities help our customers improve product performance and reduce costs.

     ESTABLISH AND MAINTAIN CLOSE RELATIONSHIPS WITH CUSTOMERS. We believe we can become an integral part of our customers' operations by working closely with them throughout the design, manufacturing and distribution process, and by offering flexible and responsive services. We believe we develop stronger customer relationships through local management teams that respond to frequently changing customer design specifications and production requirements.

     EXPAND GEOGRAPHIC PRESENCE. A strategically positioned facilities network can simplify and shorten an OEM's supply chain and reduce the time it takes to bring product to market. We believe we can deliver additional value to our customers by increasing our presence in low-cost locations close to component suppliers or OEM customers.

     SELECTIVELY PURSUE STRATEGIC ACQUISITIONS. We have completed three acquisitions since July 1996 and will continue to selectively seek acquisition opportunities. Our acquisitions have enhanced our business in the following ways:

     o  Expanded geographic presence in high technology regions;

     o  Addition of experienced management teams;

     o  Enhanced customer growth opportunities;

     o  Development of strategic relationships;

     o  Broadened service offerings; and

     o  Diversification into new market sectors.

     We believe that growth by selective acquisitions is critical for achieving the scale, flexibility and breadth of customer services required to remain competitive in the electronics manufacturing services industry.

ELECTRONICS MANUFACTURING SERVICES INDUSTRY

     Many OEMs in the electronics industry are increasingly using electronics manufacturing service providers in their business and manufacturing strategies and are seeking to outsource a broad range of manufacturing and related engineering services. Outsourcing allows OEMs to take advantage of the manufacturing expertise and capital investments of electronics manufacturing service providers, thereby enabling OEMs to concentrate on what they believe to be their core strengths, such as product development, marketing and sales. OEMs utilize electronics manufacturing service providers to enhance their competitive position by:

    o  Reducing capital investment requirements and fixed overhead costs;

    o  Accessing advanced manufacturing and design capabilities;

    o  Reducing production costs;

    o  Accelerating time-to-market and time-to-volume production;

    o  Improving inventory management and purchasing power; and

    o  Accessing worldwide manufacturing capabilities.

     We believe that OEMs, recognizing benefits such as these, are increasingly outsourcing their electronics manufacturing operations. Industry sources estimate that the overall market for electronics manufacturing services will have grown at an average annual rate of 25% from 1996 to 2002. In addition, according to industry sources the electronics manufacturing services industry's revenue accounted for approximately 12% of the cost of goods sold in the electronics industry in 1996. By 2001, industry sources estimate that this percentage will increase to 26%.

SERVICES PROVIDED BY BENCHMARK

     ENGINEERING SERVICES. Our approach is to coordinate and integrate our design, prototype and other engineering capabilities. Through this approach, we provide a broad range of engineering services and, in some cases, dedicated production lines for prototypes. These services strengthen our relationships with manufacturing customers and attract new customers requiring advanced engineering services.

     To assist customers with initial design, we offer CAE and CAD-based design, engineering for manufacturability, circuit board layout and test development. We also coordinate industrial design and tooling for product manufacturing. After product design, we offer quickturn prototyping. During this process, we assist with the transition to volume production. By participating in product design and prototype development, we can reduce manufacturing costs and accelerate the time to volume production.

     MATERIALS PROCUREMENT AND MANAGEMENT. Materials procurement and management consists of the planning, purchasing, expediting and warehousing of components and materials. Our inventory management and volume procurement capabilities contribute to cost reductions and reduce total cycle time. Our materials strategy is focused on leveraging our procurement volume corporate wide while providing local execution for maximum flexibility at the division level. In addition, our Ireland facility has developed material processes required to support high-end computer system integration operations.

     ASSEMBLY AND MANUFACTURING. Our assembly and manufacturing operations include PCB and subsystem assembly and box build. A substantial portion of our sales are derived from the manufacture and assembly of complete products. We employ various inventory management techniques such as just-in-time, ship-to-stock and autoreplenish programs. As OEMs seek to provide greater functionality in smaller products, they increasingly require more sophisticated manufacturing technologies and processes. Our investment in advanced manufacturing equipment and our experience in innovative packaging and interconnect technologies (such as chip scale packaging and ball grid array) enable us to offer a variety of advanced manufacturing solutions.

     TEST. We offer computer-aided testing of assembled PCBs, subsystems and systems, which contributes significantly to our ability to deliver high-quality products on a consistent basis. We work with our customers to develop product-specific test strategies. Our test capabilities include manufacturing defect analysis, in-circuit tests and functional tests. We either custom design test equipment and software ourselves or use test equipment and software provided by our customers. In addition, we also provide environmental stress tests of board or system assemblies.

     DISTRIBUTION. We offer our customers flexible, just-in-time delivery programs allowing product shipments to be closely coordinated with customers' inventory requirements. Increasingly, we ship products directly into customers' distribution channels or directly to the end-user. We believe that this service can provide our customers with a more comprehensive solution and enable them to be more responsive to market demands.

MARKETING AND CUSTOMERS

     We market our services through a direct sales force and independent marketing representatives. In addition, our divisional and executive management teams are an integral part of our sales and marketing teams. During 1998, our three largest customers, EMC, Lucent and Stratus Computer, each represented in excess of 10% of total sales and, in the aggregate, represented 53% of total sales.

     We target customers in five industries and seek to maintain a balance in our sales to those industries. The following table sets forth the percentages of our sales to each of the five industries for 1998, 1997 and 1996.

                                        1998      1997      1996
                                        ----      ----      ----
Enterprise Computer..................    44 %      39 %      25 %
Telecommunications...................    31        21        26
Medical Device.......................    11        17        18
Industrial Control...................     9        12        16
Testing and Instrumentation..........     5        11        15

SUPPLIERS

     We maintain a network of suppliers of components and other materials used in assembling printed circuit boards. We procure components when a purchase order or forecast is received from a customer and occasionally utilize components or other materials for which a supplier is the single source of supply. Although we experience component shortages and longer lead times of various components from time to time, we have generally been able to reduce the impact of the component shortages. We reduce shortages by working with customers to reschedule deliveries, by working with suppliers to provide the needed components using just-in-time inventory programs, or by purchasing components at somewhat higher prices from distributors, rather than directly from manufacturers. These procedures reduce, but do not eliminate, our inventory risk. In addition, by developing long-term relationships with suppliers, we have been better able to minimize the effects of component shortages than manufacturers without such relationships. Because of the continued increase in demand for surface mount components, we anticipate shortages and longer lead times for certain components to occur from time to time.

COMPETITION

     The electronics manufacturing services we provide is available from many independent sources as well as in-house manufacturing capabilities of current and potential customers. Our competitors include Celestica, Inc., Flextronics International Ltd., Jabil Circuit, Inc., SCI Systems, Inc. and Solectron Corporation, who may be more established in the industry and may have substantially greater financial, manufacturing or marketing resources than we do. We believe that the principal competitive factors in our targeted markets are product quality, flexibility and timeliness in responding to design and schedule changes, reliability in meeting product delivery schedules, pricing, technological sophistication and geographic location.

GOVERNMENTAL REGULATION

     Our operations, and the operations of businesses that we acquire, are subject to certain federal, state and local regulatory requirements relating to environmental, waste management, and health and safety matters. There can be no assurance that material costs and liabilities will not be incurred or that past or future operations will not result in exposure to injury or claims of injury by employees or the public. Although some risk of costs and liabilities related to these matters is inherent in our business, as with many similar businesses, we believe that our business is operated in substantial compliance with applicable regulations. However, new, modified or more stringent requirements or enforcement policies could be adopted, which could adversely affect us.

     We periodically generate and temporarily handle limited amounts of materials that are considered hazardous waste under applicable law. We contract for the off-site disposal of these materials and have implemented a waste management program to address related regulatory issues.

EMPLOYEES

     As of March 31, 1999, we had 2,552 employees, of whom 1,902 were engaged in manufacturing and operations, 374 in materials control and procurement, 82 in design and development, 43 in marketing and sales, and 151 in administration. None of our employees is subject to a collective bargaining agreement. Management believes that our relationship with our employees is satisfactory.

EXPORT SALES

     In 1998, we had export sales of approximately $87 million to Europe, $2 million to Canada, $92,000 to Asia, and $8,000 to Australia from our United States operations. In 1997 and 1996, we had export sales of approximately $86 million and $29 million, respectively, to Europe from our United States operations.

PROPERTIES

     Our executive offices and one of our manufacturing facilities are located in an approximately 109,000 square foot facility on 18.9 acres of land we own in Angleton, Texas, where we have six surface mount manufacturing lines. We lease an approximately 52,000 square foot facility in Beaverton, Oregon, where we have four surface mount production lines. This lease expires in June 2002. Our facilities in Winona, Minnesota consist of five leased buildings with total square footage of approximately 137,000 and a 64,000 square foot building that we own. For the primary leased facilities in Winona, we have leases through July 2006, each with purchase options that expire in June 1999. We are currently evaluating whether we will exercise these purchase options. The Winona facilities include manufacturing facilities with 15 surface mount production lines and warehouse facilities. We lease our approximately 200,000 square foot facility in Hudson, New Hampshire, which contains 14 surface mount production lines. The Hudson lease expires in June 2000, with an option to extend the lease for an additional four years. Our Dublin, Ireland facilities with a total of approximately 74,000 square feet, where we will consolidate the assets purchased in March 1999 from Stratus Computer, are leased for various periods through September 2003. Our Angleton, Beaverton and Hudson facilities are certified under ISO-9002, and the Winona facilities are certified under ISO-9001. We believe that our properties are and will be sufficient to conduct our operations for the foreseeable future.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth certain information with respect to our current directors and executive officers.

                  NAME                     AGE                        POSITION
----------------------------------------   ---    ------------------------------------------------
John C. Custer..........................   68     Director and Chairman of the Board
Donald E. Nigbor........................   51     President of Benchmark; Director
Steven A. Barton........................   50     Executive Vice President of Benchmark; Director
Cary T. Fu..............................   50     Executive Vice President of Benchmark; Director
Peter G. Dorflinger.....................   48     Director
Gerald W. Bodzy.........................   47     Director
David H. Arnold.........................   61     Director

     JOHN C. CUSTER has been Chairman of the Board of Directors of Benchmark since 1988 and a member of the Compensation Committee of the Board of Directors since 1990. Mr. Custer was employed by Mason & Hanger, a technical services contracting and engineering firm, from 1951 until his retirement in February 1996. Mr. Custer became a member of the board of directors of Mason & Hanger in 1983, serving as Chairman of the Board of Mason & Hanger from 1994 until his retirement, and served in various other management and operations positions prior to 1994. Mason & Hanger is the selling shareholder in this offering.

     DONALD E. NIGBOR has been a director and President of Benchmark since 1986 and was our General Manager from 1984 to 1990. Before joining us, he was employed by Intermedics, Inc., a medical implant manufacturer, serving as a Manufacturing Analyst for its Pacemaker division from 1980 to 1984. Mr. Nigbor holds B.S. and M.S. degrees in engineering from Rensselaer Polytechnic Institute and received an M.B.A. from the Amos Tuck School of Business at Dartmouth College.

     STEVEN A. BARTON has been a director and Executive Vice President of Benchmark since 1990. He served as Executive Vice President -- Marketing and Sales of Benchmark from 1990 to April 1992. Since June 1, 1993 he has worked part-time for us for personal reasons. He also has served Benchmark as Executive Vice President from 1988 to 1990, a director and Vice President from 1986 to 1988, and President from 1979 to 1983. From 1977 to 1986, Mr. Barton was employed by Intermedics in various management positions. Mr. Barton holds B.S. and M.S. degrees in electrical engineering from the University of South Florida and received an M.B.A. from the Harvard Business School.

     CARY T. FU has been a director and Executive Vice President of Benchmark since 1990. He served as Executive Vice President -- Financial Administration of Benchmark from 1990 to April 1992. He also has served Benchmark as Treasurer from 1986 to January 1996, Secretary from 1990 to January 1996, a director and Secretary from 1986 to 1988 and Assistant Secretary from 1988 to 1990. From 1983 to 1986, Mr. Fu was employed by Intermedics as Controller of Benchmark and another subsidiary. Mr. Fu holds an M.S. degree in accounting from the University of Houston and is a certified public accountant.

     PETER G. DORFLINGER has been a director of Benchmark and a member of the Audit Committee and Compensation Committee of the Board of Directors since 1990. He is currently President and Chief Operating Officer of GlasTech, Inc., a dental products manufacturer, a position he has held since November 1998. From January 1998 through October 1998, he served as President and Chief Operating Officer of Physicians Resource Group, Inc., a physicians practice management company. From January 1997 through January 1998, he served as Vice President and General Counsel of Advanced Medical Instruments, Inc., a manufacturer of medical monitoring equipment. From March 1987 through October 1996, he served as Vice President, General Counsel and Secretary of Intermedics. From June 1990 through October 1996, he served as Group Vice President and General Counsel of SULZERmedica, a division of Sulzer Limited of Switzerland, composed of eight operating medical device companies in Europe and the United States. Mr. Dorflinger received a J.D. degree from the University of Houston and also is a director of Maxxim Medical, Inc., a medical products manufacturer and supplier.

     GERALD W. BODZY has been a director of Benchmark since September 1994 and has been a member of the Audit Committee since March 1995. He has been employed since 1990 by Stephens Inc., serving as Senior Vice President and Managing Director. From 1979 to 1990, Mr. Bodzy was employed by Smith Barney Inc., as an investment banker, serving as Managing Director from 1986 to 1990.

     DAVID H. ARNOLD became a director of Benchmark in 1996 pursuant to the terms of the agreement relating to our acquisition of EMD in July 1996. Mr. Arnold has been a member of the Audit Committee since 1997. Mr. Arnold was a co-founder of EMD and served as a director and officer of EMD from 1974 until we acquired it. Mr. Arnold is currently President and Chairman of the Board of DCM Tech, Inc., a privately-held manufacturer of machine tools. Mr. Arnold earned a B.S. degree in mechanical engineering from Iowa State University and an M.S. degree in mechanical engineering from the University of Michigan. He also serves as a director of Town and Country State Bank in Winona, Minnesota.

     The agreement relating to our acquisition of EMD requires us to include either Mr. Arnold or Mr. Daniel M. Rukavina (the other EMD co-founder), or an acceptable person designated by them, on our recommended slate of nominees for election to our Board of Directors for so long as Mr. Arnold and Mr. Rukavina own beneficially in the aggregate at least 10% of the outstanding shares of our common stock.

COMMON STOCK OWNERSHIP OF MANAGEMENT

     The following table sets forth certain information with respect to the beneficial ownership, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, as amended, of our common stock as of April 30, 1999, by each of our executive officers.

                                                          PERCENTAGE OF
                                                           OUTSTANDING
                                                            SHARES OF
                                                             COMMON
                                        COMMON STOCK          STOCK
                                        BENEFICIALLY          AFTER
BENEFICIAL OWNERS                         OWNED(1)          OFFERING
-------------------------------------   -------------     -------------
Donald E. Nigbor.....................       321,632(2)          2.2%
Steven A. Barton.....................        31,170(3)           (4)
Cary T. Fu...........................       342,010(5)          2.3%

------------

 (1) Unless otherwise noted, each person identified possesses sole voting and dispositive power with respect to the shares of common stock listed, subject to community property laws.

 (2) Includes (i) 3,200 shares of common stock held by Mr. Nigbor's children as to which shares of common stock Mr. Nigbor expressly disclaims beneficial ownership, and (ii) 160,000 shares of common stock that may be acquired upon the exercise of options that are currently exercisable.

 (3) Includes 28,400 shares of common stock that may be acquired upon the exercise of options that are currently exercisable.

 (4) Less than 1%.

 (5) Includes (i) 2,640 shares of common stock held by certain family members of Mr. Fu as custodian for his children under the Uniform Gifts to Minors Act, as to which shares of common stock Mr. Fu expressly disclaims beneficial ownership, (ii) 1,320 shares of common stock held by a certain family member of Mr. Fu, as to which shares of common stock Mr. Fu expressly disclaims beneficial ownership, and (iii) 160,000 shares of common stock that may be acquired upon the exercise of options that are currently exercisable.

                              SELLING SHAREHOLDER

                                        BENEFICIAL OWNERSHIP                  BENEFICIAL OWNERSHIP
                                        BEFORE STOCK OFFERING                 AFTER STOCK OFFERING
                                       -----------------------   SHARES TO   ----------------------
SELLING SHAREHOLDER                      SHARES     PERCENTAGE    BE SOLD    SHARES      PERCENTAGE
-------------------------------------  ----------   ----------   ---------   -------     ----------
Mason & Hanger.......................   1,000,656      8.6%        500,000   500,656        3.4%

     In connection with the sale of its shares in the offering, the selling shareholder has agreed not to sell any additional shares of Benchmark common stock for a period of 90 days. See "Underwriting." We intend to grant the selling shareholder certain registration rights with respect to these remaining shares. The Mason Company, which owns 100% of the selling shareholder, expects to be acquired as of June 1, 1999.

                          DESCRIPTION OF CAPITAL STOCK

     The following description of the material features of our capital stock is intended as a summary only and is qualified in its entirety by reference to our amended and restated articles of incorporation, a copy of which has been filed as an exhibit to our report on Form 10-K for the year ended December 31, 1998, which is incorporated herein by reference. See "Risk Factors -- Provisions in our charter documents and state law may make it harder for others to obtain control of Benchmark even though some shareholders might consider such a development to be favorable."

COMMON STOCK

     Our amended and restated articles of incorporation authorize us to issue 30,000,000 shares of common stock. There are currently outstanding 11,672,883 shares of common stock. Upon the issuance and sale of 3,000,000 shares of common stock in this offering, we will have outstanding 14,672,883 shares of common stock. In addition, we have issued options to purchase 2,465,395 shares of common stock, of which options to purchase 668,185 shares are currently exercisable.

     Each share of common stock has an equal and ratable right to receive dividends to be paid from our assets legally available therefor when, as and if declared by the Board of Directors. We have never paid, and do not anticipate that we will pay in the foreseeable future, cash dividends on the common stock. In addition, the agreement relating to our credit facility and the purchase agreement relating to our Senior Note currently restrict the amount of cash dividends that we may pay on common stock. The holders of common stock have no preemptive or other rights to subscribe for additional shares of common stock or any other securities of Benchmark. Each share of common stock entitles the holder thereof to one vote in the election of directors and on all other matters submitted to a vote of our shareholders. The holders of common stock have no right to cumulate their votes in the election of directors. In the event of our dissolution or liquidation, the holders of common stock will be entitled to share equally and ratably in our assets available for distribution after payments are made to our creditors and the holders of any outstanding shares of preferred stock. The outstanding shares of common stock are, and the shares of common stock offered hereby, when issued, will be fully paid and non-assessable.

     The common stock is traded on the New York Stock Exchange under the symbol "BHE." The transfer agent and registrar for the common stock is Harris Trust and Savings Bank, 88 Pine Street, New York, New York 10005.

PREFERRED STOCK

     Our amended and restated articles of incorporation authorize us to issue 5,000,000 shares of preferred stock, par value $0.10 per share. We have established and designated a series of our preferred stock known as Series A Cumulative Junior Participating Preferred Stock, par value $0.10 per share, consisting of an aggregate of 30,000 shares. None of this preferred series has been issued.

     In addition, the Board of Directors has the authority, without shareholder approval, to cause the issuance of other preferred stock in one or more series, with such designations, preferences, limitations and rights as the Board of Directors may determine. We have not issued, and have no plans to issue, any shares of preferred stock. If we were to do so, however, the provisions of the preferred stock may include, among others, extraordinary voting, dividend, redemption, conversion or exchange rights.

SHAREHOLDER RIGHTS PLAN

     On December 11, 1998, the Board of Directors adopted a shareholder rights plan. Under this plan, a dividend of one preferred share purchase right (Right) was declared for each outstanding share of common stock, payable December 21, 1998 to shareholders of record on that date. Each Right entitles shareholders to buy one one-thousandth of a share of newly created Series A Cumulative Junior Participating Preferred Stock at an exercise price of $155, subject to adjustment in the event a person acquires, or makes a tender or exchange offer for, 15% or more of the outstanding common stock. In such event, each Right entitles the holder (other than the person acquiring 15% or more of the outstanding common stock) to purchase shares of common stock with a market value of twice the Right's exercise price. In addition, if a company acquires us in a merger or other business combination, or if we sell more than 50% of our consolidated assets or earning power, these rights will entitle our shareholders (other than the acquiror) to purchase, for the exercise price, shares of the common stock of the acquiring company or its parent having a market value of two times the exercise price. At any time prior to such event, the Board of Directors may redeem the Rights at one cent per Right. The Rights can be transferred only with common stock and expire in ten years. The existence of the Rights may, under certain circumstances, render more difficult or discourage attempts to acquire us.

STATUTORY BUSINESS COMBINATION PROVISIONS

     Our company is subject to Article 13 of the Texas Business Corporation Act (Article 13) which, with certain exceptions, prohibits a Texas corporation from engaging in a "business combination" (as defined in Article 13) with any shareholder who is a beneficial owner of 20% or more of the corporation's outstanding stock for a period of three years after such shareholder acquires the 20% ownership position, unless: (1) the board of directors of the corporation approves the transaction or the shareholder's acquisition of shares prior to the acquisition or (2) two-thirds of the unaffiliated shareholders of the corporation approve the transaction at a shareholders' meeting. Shares that are issuable, but have not yet been issued, pursuant to options, conversion or exchange rights or other agreements are not considered outstanding for purposes of Article 13.

                                  UNDERWRITING

     Subject to the terms and conditions stated in the underwriting agreement dated the date hereof, each underwriter named below has severally agreed to purchase, and we and the selling shareholder have agreed to sell to such underwriter, the number of shares set forth opposite the name of such underwriter.

                  NAME                     NUMBER OF SHARES
----------------------------------------   ----------------
Salomon Smith Barney Inc................         720,000
BancBoston Robertson Stephens Inc.......         720,000
Donaldson, Lufkin & Jenrette Securities
       Corporation......................         720,000
SG Cowen Securities Corporation.........         720,000
Bear, Stearns & Co. Inc. ...............          70,000
CIBC World Markets Corp. ...............          70,000
Credit Suisse First Boston
Corporation.............................          70,000
Lehman Brothers Inc. ...................          70,000
Merrill Lynch, Pierce, Fenner & Smith
  Incorporated..........................          70,000
J.C. Bradford & Co. ....................          45,000
First Union Capital Markets.............          45,000
Harris Webb & Garrison Inc. ............          45,000
J.J.B. Hilliard, W.L. Lyons, Inc. ......          45,000
Needham & Company, Inc. ................          45,000
Sanders Morris Mundy....................          45,000
                                           ----------------
               Total....................       3,500,000
                                           ----------------

     The underwriting agreement provides that the obligations of the several underwriters to purchase the shares included in this offering are subject to approval of certain legal matters by counsel and to certain other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

     The underwriters, for whom Salomon Smith Barney Inc., BancBoston Robertson Stephens Inc., Donaldson, Lufkin & Jenrette Securities Corporation and SG Cowen Securities Corporation are acting as representatives, propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to certain dealers at the public offering price less a concession not in excess of $0.80 per share. The underwriters may allow, and such dealers may reallow, a concession not in excess of $0.10 per share on sales to certain other dealers. If all of the shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms.

     Benchmark granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 525,000 additional shares of common stock at the public offering price less the underwriting discount. The underwriters may exercise such option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent such option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares approximately proportionate to such underwriter's initial purchase commitment.

     Benchmark, its officers and directors and the selling shareholder have agreed that, for a period of 90 days from the date of this prospectus, they will not, without the prior written consent of Salomon Smith Barney Inc., dispose of or hedge any shares of Benchmark common stock or any securities convertible into or exchangeable for Benchmark common stock. Salomon Smith Barney Inc. in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

     The common stock is listed on the New York Stock Exchange under the symbol "BHE."

     The following table shows the underwriting discounts and commissions to be paid to the underwriters by Benchmark and the selling shareholder in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock.

                                                PAID BY BENCHMARK          PAID BY SELLING SHAREHOLDER
                                           ----------------------------    ----------------------------
                                           NO EXERCISE    FULL EXERCISE    NO EXERCISE    FULL EXERCISE
                                           -----------    -------------    -----------    -------------
Per share...............................   $      1.33     $       1.33     $    1.33       $    1.33
Total...................................   $ 3,990,000     $  4,688,250     $ 665,000       $ 665,000

     In connection with the offering, Salomon Smith Barney Inc., on behalf of the underwriters, may purchase and sell shares of common stock in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of common stock made for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

     The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Salomon Smith Barney Inc., in covering syndicate short positions or making stabilizing purchases, repurchases shares originally sold by that syndicate member.

     Any of these activities may cause the price of the common stock to be higher than the price that otherwise would exist in the open market in the absence of such transactions. These transactions may be effected on the New York Stock Exchange on in the over-the-counter market, or otherwise and, if commenced, may be discontinued at any time.

     The underwriters or their affiliates have performed certain investment banking and advisory services for Benchmark from time to time for which they have received customary fees and expenses. The underwriters or their affiliates may, from time to time, engage in transactions with and perform services for Benchmark in the ordinary course of their business. Some of the underwriters may be lenders under our credit facility that is being repaid with certain of the proceeds of the offering.

     We and the selling shareholder estimate that our respective portions of the total expenses of this offering (excluding underwriting discounts and commissions) will be $400,000 and $7,500.

     We and the selling shareholder have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of any of those liabilities.

                                 LEGAL MATTERS

     Certain legal matters including the validity of the shares of common stock offered hereby are being passed upon for us by Bracewell & Patterson, L.L.P., Houston, Texas. Certain legal matters in connection with the offering are being passed upon for the underwriters by Cravath, Swaine & Moore, New York, New York. Certain legal matters in connection with the offering are being passed upon for the selling shareholder by Wyatt Tarrant & Combs, Louisville, Kentucky.

                                    EXPERTS

     The consolidated financial statements of Benchmark Electronics, Inc. and subsidiaries as of December 31, 1998 and 1997 and for each of the years in the three-year period ended December 31, 1998, have been included and incorporated by reference herein in reliance on the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein and incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                         INDEX TO FINANCIAL STATEMENTS

                                        PAGE
                                        -----
Audited Annual Financial Statements:
     Independent Auditors' Report....     F-2
     Consolidated Balance Sheets as
      of December 31, 1998 and
      1997...........................     F-3
     Consolidated Statements of
      Income for the Years Ended
       December 31, 1998, 1997 and
      1996...........................     F-4
     Consolidated Statements of
      Shareholders' Equity for the
      Years Ended
       December 31, 1998, 1997 and
      1996...........................     F-5
     Consolidated Statements of Cash
      Flows for the Years Ended
       December 31, 1998, 1997 and
      1996...........................     F-6
     Notes to Consolidated Financial
      Statements.....................     F-7
Unaudited Interim Financial
  Statements:
     Condensed Consolidated Balance
      Sheet as of March 31, 1999.....    F-18
     Condensed Consolidated
      Statements of Income for the
      Three Months Ended
       March 31, 1999 and 1998.......    F-19
     Condensed Consolidated
      Statements of Cash Flows for
      the Three Months Ended
       March 31, 1999 and 1998.......    F-20
     Notes to Condensed Consolidated
      Financial Statements...........    F-21

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
  Benchmark Electronics, Inc.:

     We have audited the accompanying consolidated balance sheets of Benchmark Electronics, Inc. and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Benchmark Electronics, Inc. and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1998, in conformity with generally accepted accounting principles.

KPMG LLP

Houston, Texas
January 22, 1999

                  BENCHMARK ELECTRONICS, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS

                                                 DECEMBER 31,
                                       --------------------------------
                                            1998             L997
                                       ---------------  ---------------
               ASSETS
Current assets:
     Cash and cash equivalents.......  $    23,076,582  $    21,029,347
     Accounts receivable, net........       57,178,757       39,772,435
     Income taxes receivable.........        1,120,343          313,594
     Inventories.....................       53,718,247       61,133,963
     Prepaid expenses and other
       assets........................        1,896,888        1,545,110
     Deferred tax asset..............        2,488,328        1,359,205
                                       ---------------  ---------------
          Total current assets.......      139,479,145      125,153,654
Property, plant and equipment........       80,826,164       54,061,241
Accumulated depreciation.............      (35,264,179)     (23,245,264)
                                       ---------------  ---------------
          Net property, plant and
             equipment...............       45,561,985       30,815,977
Goodwill, net........................       48,906,481       22,680,551
Marketable securities................        --              11,430,757
Other................................        7,948,086          240,859
                                       ---------------  ---------------
                                       $   241,895,697  $   190,321,798
                                       ===============  ===============
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
     Current installments of
       long-term debt................  $     8,199,910  $       155,505
     Accounts payable................       37,046,161       31,694,123
     Accrued liabilities.............        7,968,412        5,424,939
                                       ---------------  ---------------
          Total current
             liabilities.............       53,214,483       37,274,567
                                       ---------------  ---------------
Long-term debt, excluding current
  installments.......................       46,110,646       30,329,828
Deferred tax liability...............        4,569,654        1,845,846
Shareholders' equity:
     Preferred shares, $.10 par
       value; 5,000,000 shares
       authorized,
       none issued...................        --               --
     Common shares, $.10 par value;
       30,000,000 shares authorized:
       issued 11,676,967 and
       11,623,252, respectively;
       outstanding 11,627,483 and
       11,573,768, respectively......        1,162,748        1,157,376
     Additional paid-in capital......       70,159,115       69,407,600
     Retained earnings...............       66,800,001       50,427,531
     Less treasury shares, at cost,
       49,484 shares.................         (120,950)        (120,950)
                                       ---------------  ---------------
          Total shareholders'
             equity..................      138,000,914      120,871,557
     Commitments and contingencies...
                                       ---------------  ---------------
                                       $   241,895,697  $   190,321,798
                                       ===============  ===============

            See accompanying notes to consolidated financial statements.

                  BENCHMARK ELECTRONICS, INC. AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF INCOME

                                                    YEAR ENDED DECEMBER 31,
                                       -------------------------------------------------
                                            1998             1997             1996
                                       ---------------  ---------------  ---------------
Sales................................  $   524,065,077  $   325,229,015  $   201,296,320
Cost of sales........................      472,354,251      285,630,163      177,981,328
                                       ---------------  ---------------  ---------------
          Gross profit...............       51,710,826       39,598,852       23,314,992
Selling, general and administrative
  expenses...........................       17,680,338       12,817,317        7,227,833
Amortization of goodwill.............        3,310,661        1,669,740          695,722
                                       ---------------  ---------------  ---------------
          Income from operations.....       30,719,827       25,111,795       15,391,437
Interest expense.....................       (4,393,528)      (2,472,183)      (1,441,834)
Interest income......................          479,075        1,162,958          442,384
Other income.........................           84,663          149,276           90,880
                                       ---------------  ---------------  ---------------
          Income before income
             taxes...................       26,890,037       23,951,846       14,482,867
Income tax expense...................       10,517,567        8,862,183        5,619,352
                                       ---------------  ---------------  ---------------
          Net income.................  $    16,372,470  $    15,089,663  $     8,863,515
                                       ===============  ===============  ===============
Earnings per share:
     Basic...........................  $          1.41  $          1.31  $          0.99
     Diluted.........................  $          1.35  $          1.26  $          0.96
                                       ===============  ===============  ===============
Weighted average number of shares
  outstanding:
     Basic...........................       11,594,271       11,508,407        8,976,192
     Diluted.........................       12,098,349       12,003,741        9,217,801
                                       ===============  ===============  ===============

            See accompanying notes to consolidated financial statements.

                  BENCHMARK ELECTRONICS, INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                  ADDITIONAL                                  TOTAL
                                                      COMMON       PAID-IN       RETAINED     TREASURY    SHAREHOLDERS'
                                         SHARES       SHARES       CAPITAL       EARNINGS      SHARES         EQUITY
                                       -----------  -----------  ------------  ------------  ----------   --------------
Balances, December 31, 1995..........    8,042,800  $   804,280  $ 19,466,385  $ 26,474,353  $ (120,950)   $ 46,624,068
Common shares issued in public
  offering, net of expenses..........    2,033,000      203,300    28,287,841       --           --          28,491,141
Stock options exercised..............       51,340        5,134       402,310       --           --             407,444
Federal tax benefit of stock options
  exercised..........................      --           --             88,536       --           --              88,536
Acquisition of EMD Technologies,
  Inc................................    1,349,928      134,992    20,375,814       --           --          20,510,806
Net income...........................      --           --            --          8,863,515      --           8,863,515
Effect of difference between fair
  value and cost of shares released
  from collateral....................      --           --             13,904       --           --              13,904
                                       -----------  -----------  ------------  ------------  ----------   --------------
Balances, December 31, 1996..........   11,477,068    1,147,706    68,634,790    35,337,868    (120,950)    104,999,414
Stock options exercised..............       96,700        9,670       669,927       --           --             679,597
Federal tax benefit of stock options
  exercised..........................      --           --            154,820       --           --             154,820
Net income...........................      --           --            --         15,089,663      --          15,089,663
Other................................      --           --            (51,937)      --           --             (51,937)
                                       -----------  -----------  ------------  ------------  ----------   --------------
Balances, December 31, 1997..........   11,573,768    1,157,376    69,407,600    50,427,531    (120,950)    120,871,557
Stock options exercised..............       53,715        5,372       487,870       --           --             493,242
Federal tax benefit of stock options
  exercised..........................      --           --            263,645       --           --             263,645
Net income...........................      --           --            --         16,372,470      --          16,372,470
                                       -----------  -----------  ------------  ------------  ----------   --------------
Balances, December 31, 1998..........   11,627,483  $ 1,162,748  $ 70,159,115  $ 66,800,001  $ (120,950)   $138,000,914
                                       ===========  ===========  ============  ============  ==========   ==============

            See accompanying notes to consolidated financial statements.

                  BENCHMARK ELECTRONICS, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                     YEAR ENDED DECEMBER 31,
                                       ----------------------------------------------------
                                             1998              1997              1996
                                       ----------------  ----------------  ----------------
Cash flows from operating activities:
     Net income......................  $     16,372,470  $     15,089,663  $      8,863,515
     Adjustments to reconcile net
       income to net cash provided by
       operating activities:
       Depreciation and
          amortization...............        13,306,975        10,150,586         5,723,922
       Amortization of premiums on
          marketable securities......            46,026           342,193            25,940
       Deferred income taxes.........         2,305,482          (314,801)          408,346
       Federal tax benefit of stock
          options exercised..........           263,645           154,820            88,536
       Amortization of goodwill......         3,310,661         1,669,740           695,722
       Gain on the sale of property,
          plant and equipment........            (3,696)          (86,973)          (42,878)
       ESOP shares contribution......         --                --                   13,904
       Changes in operating assets
          and liabilities, net of
          effects from acquisitions
          of businesses:
          Accounts receivable........         7,403,982          (589,806)      (10,119,586)
          Income taxes receivable....          (806,749)           74,270           994,179
          Inventories................        30,930,316       (13,033,625)        3,131,340
          Prepaid expenses and other
             assets..................          (353,729)         (729,367)         (124,259)
          Accounts payable...........       (15,369,675)        7,341,651         1,782,239
          Accrued liabilities........          (552,417)         (779,596)          895,208
                                       ----------------  ----------------  ----------------
             Net cash provided by
               operations............        56,853,291        19,288,755        12,336,128
Cash flows from investing activities:
     Additions to property, plant and
       equipment.....................       (12,204,071)      (10,352,112)       (8,684,400)
     Additions to capitalized
       software......................        (7,383,410)        --                --
     Proceeds from the sale of
       property, plant and
       equipment.....................           182,810           168,912            75,281
     Acquisitions, net of cash
       acquired......................       (70,679,312)        --              (30,833,300)
     Proceeds from the sale of
       marketable securities.........        11,384,731         --                --
     Purchase of marketable
       securities....................         --               (2,264,716)       (9,534,174)
                                       ----------------  ----------------  ----------------
             Net cash used in
               investing
               activities............       (78,699,252)      (12,447,916)      (48,976,593)
Cash flows from financing activities:
     Net proceeds from public
       offering of common shares.....         --                  (51,937)       28,491,141
     Proceeds from issuance of
       long-term debt................        40,000,000         --               30,000,000
     Principal payments on long-term
       debt..........................       (16,174,777)         (239,165)      (10,928,329)
     Debt issuance costs.............          (425,269)        --                 (315,114)
     Proceeds from stock options
       exercised.....................           493,242           679,597           407,444
                                       ----------------  ----------------  ----------------
             Net cash provided by
               financing activities..        23,893,196           388,495        47,655,142
                                       ----------------  ----------------  ----------------
Net increase in cash and cash
  equivalents........................         2,047,235         7,229,334        11,014,677
                                       ----------------  ----------------  ----------------
Cash and cash equivalents at
  beginning of year..................        21,029,347        13,800,013         2,785,336
                                       ----------------  ----------------  ----------------
Cash and cash equivalents at end of
  year...............................  $     23,076,582  $     21,029,347  $     13,800,013
                                       ================  ================  ================
Supplemental disclosures of cash flow
  information:
     Income taxes paid...............  $      8,755,264  $      8,491,894  $      4,171,224
                                       ================  ================  ================
     Interest paid...................  $      4,264,706  $      2,537,089  $        369,021
                                       ================  ================  ================

            See accompanying notes to consolidated financial statements.

                  BENCHMARK ELECTRONICS, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(A)  BUSINESS

     Benchmark Electronics, Inc. (the Company) is a Texas corporation which provides contract manufacturing and design services to original equipment manufacturers (OEMs) in select industries, including enterprise computer, telecommunications, medical device, industrial control, and testing and instrumentation.

(B)  PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the financial statements of Benchmark Electronics, Inc. and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

(C)  CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

(D)  MARKETABLE SECURITIES

     Management determines the appropriate classification of its investments in debt and equity securities at the time of purchase and reevaluates such determination at each balance sheet date. Debt securities for which the Company does not have the intent or ability to hold to maturity are classified as available for sale. Securities available for sale are carried at fair value, with the unrealized gains and losses, net of tax, reported in shareholders' equity as other comprehensive income. Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts to maturity.

     Such amortization and interest are included in interest income. Realized gains and losses from the sale of available for sale securities are included in other income or expense and are determined on a specific identification method.

     At December 31, 1997, the Company's investments in marketable securities consisted of Texas state guaranteed obligation bonds with an amortized cost of $4,831,833, fair value of $4,851,000 and unrealized gain of $19,167; Lynnwood, Washington guaranteed obligation bonds with an amortized cost of $4,359,096, fair value of $4,362,000 and unrealized gain of $2,904; Austin, Texas guaranteed obligation bonds with an amortized cost of $1,213,257, fair value of $1,212,000, and unrealized loss of $1,257; and Maryland state guaranteed obligation bonds with an amortized cost of $1,026,571, fair value of $1,032,000, and unrealized gain of $5,429. These investments were sold during 1998 in connection with the purchase of Lockheed Commercial Electronics Company (LCEC).

(E)  INVENTORIES

     Inventories include material, labor and overhead and are stated at the lower of cost (first-in, first-out) or market.

(F)  PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment are stated at cost. Depreciation is calculated on the straight-line method over the useful lives of the assets, which range from three to thirty years. Leasehold improvements are amortized on the straight-line method over the shorter of the useful life of the improvement or the remainder of the lease term.

                  BENCHMARK ELECTRONICS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     In assessing and measuring impairment of long-lived assets, the Company applies the provisions of Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

(G)  GOODWILL AND OTHER ASSETS

     Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is amortized on a straight-line basis over the period of expected benefit of 15 years. The accumulated amortization of goodwill at December 31, 1998 and 1997 was $5,676,123 and $2,365,462, respectively. The carrying value of goodwill will be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the acquired assets may not be recoverable. The Company assesses the recoverability of this intangible asset by determining whether the amortization of the goodwill balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired operation. The amount of goodwill impairment, if any, is measured based on projected discounted future operating cash flows compared to the carrying value of goodwill. Other assets consists of capitalized software costs, which are amortized over the estimated useful life of the related software and deferred financing costs, which are amortized over the life of the related debt. During 1998, $7,383,410 of software costs was capitalized in connection with the new ERP system implementation. The accumulated amortization of deferred financing costs at December 31, 1998 and 1997 was $207,311 and $85,521, respectively.

(H)  EARNINGS PER SHARE

     Basic earnings per share is computed using the weighted average number of shares outstanding. Diluted earnings per share is computed using the weighted average number of shares outstanding adjusted for the incremental shares attributed to outstanding stock options to purchase common stock. Incremental shares of 504,078, 495,334, and 241,609 in 1998, 1997 and 1996, respectively, were used in the calculation of diluted earnings per share. Options to purchase 3,000 and 124,000 shares of common stock in 1998 and 1997, respectively, were not included in the computation of diluted earnings per share because the option exercise price was greater than the average market price of the common stock.

(I)  REVENUE RECOGNITION

     Revenues are recognized at the time the circuit boards are shipped to the customer, for both turnkey and consignment method sales. Under the consignment method, OEMs provide the Company with the electronic components to be assembled, and the Company recognizes revenue only on the labor used to assemble the product.

(J)  INCOME TAXES

     Income taxes are accounted for under the asset and liability method. Deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

                  BENCHMARK ELECTRONICS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

(K)  STOCK OPTION PLANS

     On January 1, 1996, the Company adopted the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation", which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternately, SFAS No. 123 also allows entities to continue to apply the provisions of Accounting Principles Board (APB) Opinion No. 25 "Accounting for Stock Issued to Employees", and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in 1995 and future years as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123. Under APB Opinion No. 25, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price.

(L)  USE OF ESTIMATES

     Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in accordance with generally accepted accounting principles. Actual results could differ from those estimates.

(M)  FAIR VALUES OF FINANCIAL INSTRUMENTS

     The fair values of the Company's cash equivalents, accounts receivable, accrued liabilities, and accounts payable approximated their carrying values due to the short-term maturities of these instruments. The estimated fair value of long-term debt approximates its carrying value based on the Company's current incremental borrowing rates for similar types of borrowing agreements.

(N)  COMPREHENSIVE INCOME

     On January 1, 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income". SFAS No. 130 establishes standards for reporting and presentation of comprehensive income and its components in a full set of financial statements. The Company currently does not have any items that require additional presentation of other comprehensive income. Accordingly, adoption of SFAS No. 130 did not affect the Company's consolidated financial statements.

(O)  BUSINESS SEGMENTS

     On January 1, 1998, the Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." The Company currently operates in a single business segment. Accordingly, adoption of SFAS No. 131 did not affect the Company's consolidated financial statements.

(P)  CAPITALIZED SOFTWARE COSTS

     On January 1, 1998, the Company adopted the American Institute of Certified Public Accountants (AICPA) Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" on a prospective basis. SOP 98-1 establishes criteria for capitalizing certain costs related to internal-use software. The adoption of SOP 98-1 did not have a material impact on the Company's financial position, results of operations or liquidity.

(Q)  RECENTLY ENACTED ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes methods of accounting for derivative financial instruments and hedging activities related to those instruments as well as other

                  BENCHMARK ELECTRONICS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

hedging activities. The Company expects that the adoption of SFAS No. 133 will have no material impact on its financial position, results of operations or liquidity.

     In April 1998, the AICPA issued SOP 98-5, "Reporting on the Costs of Start-up Activities." SOP 98-5 requires that all start-up costs related to new operations must be expensed as incurred. In addition, all start-up costs that were capitalized in the past must be expensed when SOP 98-5 is adopted. The Company expects that the adoption of SOP 98-5 will have no material impact on its financial position, results of operations or cash flows. The Company will be required to implement SOP 98-5 in 1999.

NOTE 2 -- ACQUISITIONS

     On February 23, 1998, the Company completed the acquisition of LCEC for $70,679,312 in cash. LCEC, situated in Hudson, New Hampshire, provides a broad range of services including printed circuit board assembly and test, system assembly and test, prototyping, depot repair, materials procurement, and engineering support services. The transaction was accounted for under the purchase method of accounting, and accordingly, the results of operations of LCEC since February 23, 1998 have been included in the consolidated statements of income. The acquisition resulted in goodwill of $29,536,591 that is being amortized on a straight-line basis over 15 years.

     The net purchase price was allocated as follows:

Working capital, other than cash.....  $   30,574,621
Property, plant and equipment........      15,904,987
Goodwill.............................      29,536,591
Other liabilities....................      (3,095,890)
Deferred income taxes................      (2,240,997)
                                       --------------
     Purchase price, net of cash
          received...................  $   70,679,312
                                       ==============

     The following unaudited summary pro forma condensed financial information reflects the acquisition of LCEC as if the acquisition had occurred on January 1, 1997 for purposes of the consolidated statements of income. The summary pro forma information is not necessarily representative of what the Company's results of operations would have been had the acquisition in fact occurred on January 1, 1997 and is not intended to project the Company's results of operations for any future period or date.

                                          1998       1997
                                       ----------  ---------
                                       (IN THOUSANDS, EXCEPT
                                          PER SHARE DATA)
Net sales............................  $  548,335    607,439
Gross Profit.........................      50,091     52,069
Income from operations...............      27,004     25,615
Net income...........................      13,796     12,453
Earnings per share:
     Basic...........................       $1.19       1.08
     Diluted.........................       $1.14       1.04
Weighted average number of shares
  outstanding:
     Basic...........................      11,594     11,508
     Diluted.........................      12,098     12,003

     On July 30, 1996, the Company completed its acquisition of EMD Technologies, Inc. (EMD). This business, headquartered in Winona, Minnesota, was acquired for 1,349,928 shares of common

                  BENCHMARK ELECTRONICS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED) stock, $30,447,033 in cash, and the Company paid $2,208,136 in acquisition costs. The transaction was accounted for under the purchase method of accounting, and accordingly, the results of operations of EMD since July 30, 1996 have been included in the consolidated statements of income. The acquisition resulted in goodwill of $25,046,013, which is being amortized on a straight line basis over 15 years.

     The net purchase price was allocated as follows:

Working capital, other than cash.....  $   10,638,671
Property, plant and equipment........      17,598,785
Other assets.........................          12,379
Goodwill.............................      25,046,013
Other liabilities....................      (1,951,742)
                                       --------------
     Purchase price, net of cash
       received......................  $   51,344,106
                                       ==============
Net cash portion of purchase price...  $   30,833,300
Common stock issued..................      20,510,806
                                       --------------
Purchase price, net of cash
  received...........................  $   51,344,106
                                       ==============

NOTE 3 -- INVENTORIES

     Inventory costs are summarized as follows:

                                               DECEMBER 31,
                                       ----------------------------
                                            1998           1997
                                       --------------  ------------
Raw materials........................  $   39,230,450    41,837,205
Work in process......................      14,487,797    19,296,758
                                       --------------  ------------
                                       $   53,718,247    61,133,963
                                       ==============  ============

NOTE 4 -- PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consists of the following:

                                               DECEMBER 31,
                                       ----------------------------
                                            1998           1997
                                       --------------  ------------
Land.................................  $      391,969       391,969
Buildings............................       8,441,221     8,417,497
Machinery and equipment..............      64,189,215    38,025,436
Furniture and fixtures...............       6,856,395     6,480,183
Vehicles.............................          14,383        14,383
Leasehold improvements...............         750,111       731,773
Construction in progress.............         182,870       --
                                       --------------  ------------
                                       $   80,826,164    54,061,241
                                       ==============  ============

                  BENCHMARK ELECTRONICS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 5 -- BORROWING FACILITIES

     Long-term debt consists of the following:

                                               DECEMBER 31,
                                       ----------------------------
                                            1998           1997
                                       --------------  ------------
Senior note..........................  $   30,000,000    30,000,000
Term loan............................      24,000,000       --
Other................................         310,556       485,333
                                       --------------  ------------
     Total long-term debt............      54,310,556    30,485,333
Less current installments............       8,199,910       155,505
                                       --------------  ------------
Long-term debt.......................  $   46,110,646    30,329,828
                                       ==============  ============

     In order to finance a portion of the cash consideration for the acquisition of EMD, the Company issued a $30 million, 8.02% Senior Note due 2006 ("Senior Note") to Northwestern Mutual Life Insurance Company. The Senior Note is unsecured and guaranteed by each of the Company's United States subsidiaries. Principal on the Senior Note is payable in annual installments of $5.0 million beginning July 31, 2001 with a final installment on the unpaid principal amount due July 31, 2006. Interest on the Senior Note is payable semi-annually on January 31st and July 31st.

     The purchase agreement relating to the Senior Note (the "Purchase Agreement") includes customary affirmative and negative covenants and restricts the ability of the Company to incur additional debt and to pay dividends. Upon any prepayment of all or a portion of the Senior Note, the Company is obligated to pay the holder a premium on the amount prepaid. The Purchase Agreement contains a provision that in the event of a change of control (defined generally to mean the acquisition by a person or group (as defined in the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder) of beneficial ownership of more than 50% of the total voting power of the outstanding voting stock of the Company), the Company must offer to repurchase the Senior Note at par plus any prepayment penalty.

     In connection with the acquisition of LCEC on February 23, 1998, the Company obtained $40 million through borrowings under a five-year term loan (the Term Loan) with a commercial bank. Principal on the Term Loan is payable in quarterly installments of $2.0 million beginning June 30, 1998 with a final installment of the unpaid principal amount due March 31, 2003. The Term Loan bears interest, at the Company's option, at either the bank's Eurodollar rate plus .625% to 1.375% or its prime rate, and interest is payable quarterly. The margin on the Eurodollar rate fluctuates with the Company's ratio of debt to earnings before interest, taxes, depreciation and amortization (EBITDA). The Term Loan includes customary affirmative and negative covenants and restricts the Company's ability to incur additional indebtedness and to pay dividends. As of December 31, 1998, the Company had $24 million outstanding under the Term Loan bearing interest at rates ranging from 5.8125% to 6.0625%.

     The aggregate maturities of long-term debt for each of the five years subsequent to December 31, 1998 are as follows: 1999, $8,199,910; 2000, $8,019,693; 2001, $13,020,699; 2002, $5,021,756; 2003, $5,022,867 and thereafter
$15,025,631.

     The Company has a $25 million revolving line of credit with a commercial bank. The Company is entitled to borrow under the line of credit up to the lesser of $25 million or the sum of 75% of its eligible accounts receivable and 25% of its eligible inventories. Interest on the line of credit is payable quarterly, at the Company's option, at either the bank's Eurodollar rate plus
 .625% to 1.375% or its prime rate. A commitment fee of 0.25% per annum on the unused portion of the line of credit is payable quarterly in arrears. The line of credit agreement contains certain financial covenants and

                  BENCHMARK ELECTRONICS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

restricts the ability of the Company to incur additional debt without the consent of the bank and to pay dividends. The line of credit matures on March 31, 2003. As of December 31, 1998 and 1997, the Company had no borrowings outstanding under this line of credit.

NOTE 6 -- COMMITMENTS

     The Company has several noncancelable operating leases for office space, manufacturing facilities and manufacturing equipment that expire through 2006. Rental expense for each of the years in the three-year period ended December 31, 1998 was $2,493,146, $1,354,607 and $921,526, respectively.

     The Company leases manufacturing and office facilities in Minnesota from a partnership whose partners include stockholders and a director of the Company. These operating leases have initial terms of eight to ten years, expiring through December 2006 with annual renewals thereafter. Total rent expense associated with these leases for the years ended December 31, 1998, 1997 and 1996 was $828,900, $828,900 and $413,784, respectively.

     Aggregate annual rental payments on future lease commitments at December 31, 1998 were as follows:

1999.................................  $    2,043,007
2000.................................       1,651,734
2001.................................       1,613,734
2002.................................       1,463,734
2003.................................       1,152,123
Thereafter...........................       2,150,425
                                       --------------
                                       $   10,074,757
                                       ==============

NOTE 7 -- COMMON STOCK AND STOCK OPTION PLANS

     During 1996, the Company issued 2,033,000 shares of common stock in a public offering for net proceeds of $28,491,141.

     The Company's stock option plan authorizes the Company, upon recommendation of the compensation committee of the Board of Directors, to grant options to purchase a total of 3,200,000 shares of the Company's common stock to key employees of the Company.

     The stock option plan provides for the discretionary granting by the Company of "incentive stock options" within the meaning of Section 422A of the Internal Revenue Code of 1986, as amended, as well as nonqualified stock options. The exercise price of any incentive stock option must not be less than the fair market value of the common stock on the date of grant. The stock options will terminate no later than 10 years after the date of grant. Although options may vest in increments over time, they historically have become 20% vested two years after the options are granted and 100% vested after 5 years.

     In December of 1994, the Board of Directors of the Company adopted the Benchmark Electronics, Inc., 1994 Stock Option Plan for Non-Employee Directors (the "Plan") for the benefit of members of the Board of Directors of the Company or its Affiliates who are not employees of the Company or its Affiliates (as defined in the Plan). The aggregate number of shares of Common Stock for which options may be granted under the Plan is 200,000.

     Under the terms of the Plan, each member of the Board of Directors of the Company or its Affiliates who was not an employee of the Company or any of its Affiliates on the date of the grant (a "Non-Employee Director") will receive a grant of an option to purchase 3,000 shares of the Company's Common Stock upon the date of his election or re-election to the Board of Directors.

                  BENCHMARK ELECTRONICS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

Additionally, any Non-Employee Director who was a director on the date the Board of Directors adopted the Plan received (a) an option to purchase 6,000 shares of Common Stock for the fiscal year in which the Plan was adopted by the Board of Directors and (b) an option to purchase shares of Common Stock in amount equal to (i) 6,000, multiplied by (ii) the number of consecutive fiscal years (immediately preceding the fiscal year during which the Plan was adopted) that the individual served as a director of the Company, provided that the number under clause (ii) shall not exceed three (3). During 1998, 1997 and 1996, pursuant to the Plan, 12,000, 24,000 and 30,000 options, respectively, were granted to Directors to purchase shares of Common Stock at an exercise price of $21.38, $16.32 and $14.69 per share, respectively.

     The following table summarizes the activities relating to the Company's stock option plans:

                                                         WEIGHTED
                                        NUMBER OF        AVERAGE
                                         SHARES       EXERCISE PRICE
                                        ---------     --------------
Balance at December 31, 1995.........     801,200         $ 9.85
     Granted.........................     653,000         $14.43
     Exercised.......................     (51,340)        $ 8.13
     Canceled........................     (45,200)        $13.80
                                        ---------     --------------
Balance at December 31, 1996.........   1,357,660         $12.00
     Granted.........................     426,000         $19.27
     Exercised.......................     (96,700)        $ 7.03
     Canceled........................     (96,800)        $15.95
                                        ---------     --------------
Balance at December 31, 1997.........   1,590,160         $14.11
     Granted.........................     653,000         $20.99
     Exercised.......................     (53,715)        $ 9.18
     Canceled........................     (80,000)        $17.94
                                        ---------     --------------
Balance at December 31, 1998.........   2,109,445         $16.22
                                        =========     ==============

     The following table summarizes information concerning currently outstanding and exercisable options:

                                                   OPTIONS OUTSTANDING
                                        -----------------------------------------      OPTIONS EXERCISABLE
                                                           WEIGHTED                  -----------------------
                                                           AVERAGE       WEIGHTED                   WEIGHTED
              RANGE OF                                   OUTSTANDING     AVERAGE                    AVERAGE
              EXERCISE                     NUMBER        CONTRACTUAL     EXERCISE      NUMBER       EXERCISE
               PRICES                    OUTSTANDING         LIFE         PRICE      EXERCISABLE     PRICE
-------------------------------------   -------------    ------------    --------    -----------    --------
$4.38-$10............................       170,200           4.16        $ 7.37       170,200       $ 7.37
$10-$15..............................       887,245           6.71        $13.18       424,785       $12.49
$15-$20..............................       532,000           8.41        $17.40        39,200       $15.88
$20-$25..............................       393,000           8.94        $21.99        12,000       $21.35
$25-$30..............................       127,000           8.52        $26.50        --            --
                                        -------------                                -----------
                                          2,109,445                                    646,185
                                        =============                                ===========

     At December 31, 1998, the range of exercise prices and weighted average remaining contractual life of outstanding options was $4.38-$26.88 and 7.74 years, respectively.

                  BENCHMARK ELECTRONICS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     At December 31, 1998, 1997 and 1996, the number of options exercisable was 646,185, 492,920 and 500,340, respectively, and the weighted average exercise price of those options was $11.51, $10.30 and $9.20, respectively.

     The Company applies APB Opinion No. 25 in accounting for its stock option plans and, accordingly, no compensation cost has been recognized for its stock options in the financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net income would have been approximately $13,916,901, or $1.15 per share diluted during 1998, $13,396,245, or $1.11 per share diluted during 1997, and $7,851,515, or $0.85 per share diluted during 1996. Pro forma net income reflects only options granted since 1995. The weighted average fair value of the options granted during 1998, 1997, and 1996 is estimated as $6.41, $8.55 and $5.23, respectively, on the date of grant using the Black-Scholes option-pricing model with the following assumptions: no dividend yield for all years, volatility of 30% for all years, risk-free interest rate of 4.33% to 5.86% in 1998, 5.46% to 6.57% in 1997 and 5.31% to 6.57% in 1996, assumed annual forfeiture rate of 5% for all years, and an expected life of 4 years in 1998 and 5 years in 1997 and 1996.

NOTE 8 -- INCOME TAXES

     Income tax expense (benefit) consists of:

                                               YEAR ENDED DECEMBER 31,
                                       ----------------------------------------
                                            1998          1997         1996
                                       --------------  -----------  -----------
Federal -- current...................  $    7,275,581    8,178,203    4,322,471
State -- current.....................         936,504      998,781      888,535
Federal/State -- deferred............       2,305,482     (314,801)     408,346
                                       --------------  -----------  -----------
                                       $   10,517,567    8,862,183    5,619,352
                                       ==============  ===========  ===========

     Income tax expense differed from the amounts computed by applying the U.S. federal statutory income tax rate to pretax income as a result of the following:

                                               YEAR ENDED DECEMBER 31,
                                       ----------------------------------------
                                            1998          1997         1996
                                       --------------  -----------  -----------
Tax at statutory rate................  $    9,411,513    8,383,146    4,924,175
State taxes, net of federal
  benefit............................         608,728      649,208      586,433
Tax exempt interest..................        (165,288)    (386,658)     (49,882)
Tax benefit from use of foreign sales
  corporation........................        (349,727)    (393,839)    (139,218)
Effect of foreign operations.........         132,364      --           --
Amortization of goodwill.............       1,122,751      562,413      236,545
Other................................        (242,774)      47,913       61,299
                                       --------------  -----------  -----------
Total income tax expense.............  $   10,517,567    8,862,183    5,619,352
                                       ==============  ===========  ===========

                  BENCHMARK ELECTRONICS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1998 and 1997 are presented below:

                                            1998           1997
                                       --------------  ------------
Deferred tax assets:
     Carrying values of
       inventories...................  $    1,358,217       710,124
     Accrued liabilities deductible
       for tax purposes on a cash
       basis.........................       1,130,111       649,081
                                       --------------  ------------
                                            2,488,328     1,359,205
Less valuation allowance.............        --             --
                                       --------------  ------------
          Net deferred tax assets....  $    2,488,328     1,359,205
                                       ==============  ============
Deferred tax liabilities:
     Plant and equipment, due to
       differences in depreciation...  $   (4,442,867)   (1,797,228)
Other................................        (126,787)      (48,618)
                                       --------------  ------------
Gross deferred tax liability.........      (4,569,654)   (1,845,846)
                                       --------------  ------------
          Net deferred tax
             liability...............  $   (2,081,326)     (486,641)
                                       ==============  ============

NOTE 9 -- MAJOR CUSTOMERS

     The Company's customers operate in businesses associated with rapid technological change and consequent product obsolescence. Developments adverse to the electronics industry, the Company's customers or their products could impact the Company's overall credit risk.

     The Company extends credit based on evaluation of its customers' financial condition and generally does not require collateral or other security from its customers and would incur an accounting loss equal to the carrying value of the accounts receivable if its customer failed to perform according to the terms of the credit arrangement.

     Sales to major customers were as follows for the indicated periods:

                                           YEAR ENDED DECEMBER 31,
                                       --------------------------------
                                          1998       1997       1996
                                       ----------  ---------  ---------
                                                (IN THOUSANDS)
Customer A...........................  $  148,674     --         --
Customer B...........................      70,908     42,983     28,638
Customer C...........................      58,424    120,500     33,680
Customer D...........................      19,033     13,381      8,938
Customer E...........................      18,919     --         --

     In 1998, the Company had export sales of approximately $87 million to Europe, $2 million to Canada, $92,000 to Asia, and $8,000 to Australia from the Company's United States operations. In 1997 and 1996, the Company had export sales of approximately $86 million and $29 million, respectively, to Europe from the Company's United States operations.

NOTE 10 -- EMPLOYEE BENEFIT PLANS

     The Company has a defined contribution plan qualified under Section 401(k) of the Internal Revenue Code for the benefit of its employees. The Plan covers all employees with at least one year of service. The Company has agreed to contribute an amount equal to 50% of each participant's contributions to the extent such participant's contribution does not exceed 4% of their compensation for the year and 1% of each participant's compensation. A participant's contribution may not exceed

                  BENCHMARK ELECTRONICS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

20% of annual compensation, or the maximum amount allowed as determined by the Internal Revenue Code. The Company may also make discretionary contributions to the plan. During 1998, 1997 and 1996 the Company made contributions to the plan of approximately $1,098,000, $689,000 and $430,000, respectively.

     Effective May 6, 1992, the Company adopted an Incentive Bonus Plan ("Bonus Plan") for the benefit of its employees, including executive officers. The Bonus Plan replaced the Company's Incentive Bonus Plan which was adopted in 1990. The Bonus Plan is administered by the Compensation Committee. The total amount of cash bonus awards to be made under the Bonus Plan for any plan year depends primarily on the Company's sales and net income for such year.

     For any plan year, the Company's sales and net income must meet or exceed, or in combination with other factors satisfy, levels targeted by the Company in its business plan, as established at the beginning of each fiscal year, for any bonus awards to be made. Aggregate bonus awards to all participants under the Bonus Plan may not exceed 7% of the Company's net income. The Compensation Committee has the authority to determine the total amount of bonus awards, if any, to be made to the eligible employees for any plan year based on its evaluation of the Company's financial condition and results of operations, the Company's business and prospects, and such other criteria as it may determine to be relevant or appropriate. The Company expensed $1,434,000 in 1998, $738,000 in 1997 and $320,000 in 1996 in conjunction with the bonus plans.

NOTE 11 -- CONCENTRATIONS OF BUSINESS RISK

     The Company uses numerous suppliers of electronic components and other materials for its operations. Some components used by the Company have been subject to industry-wide shortages, and suppliers have been forced to allocate available quantities among their customers. The Company's inability to obtain any needed components during periods of allocation could cause delays in manufacturing and could adversely affect results of operations.

NOTE 12 -- CONTINGENCIES

     The Company is involved in various legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.

NOTE 13 -- EVENT SUBSEQUENT TO DATE OF AUDITORS' REPORT (UNAUDITED)

     On March 1, 1999, the Company acquired certain assets from Stratus Computer Ireland (Stratus), a wholly-owned subsidiary of Ascend Communications, Inc. (Ascend) for approximately $48 million, subject to adjustment. In connection with the transaction, the Company entered into a three-year supply agreement to provide system integration services to Ascend and Stratus Holding Limited and the Company hired 260 employees. In conjunction with the purchase of the Stratus assets, the Company increased its revolving line of credit to $65 million and borrowed $25 million.

                  BENCHMARK ELECTRONICS, INC. AND SUBSIDIARIES
                      CONDENSED CONSOLIDATED BALANCE SHEET
                             (AMOUNTS IN THOUSANDS)

                                         MARCH 31,
                                           1999
                                        -----------
                                        (UNAUDITED)
               ASSETS
Current assets:
     Cash and cash equivalents.......    $  12,084
     Accounts receivable, net........       80,545
     Inventories.....................       91,230
     Prepaid expenses and other
     assets..........................        8,819
     Deferred tax asset..............        2,501
                                        -----------
          Total current assets.......      195,179
                                        -----------
Property, plant and equipment, at
cost.................................       91,444
Accumulated depreciation.............      (39,165)
                                        -----------
          Net property, plant and
        equipment....................       52,279
                                        -----------
Other assets, net....................        8,806
Goodwill, net........................       47,997
                                        -----------
                                         $ 304,261
                                        ===========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
     Current portion of long term
     debt............................    $  33,164
     Accounts payable................       67,654
     Income taxes payable............        1,448
     Accrued liabilities.............        9,567
                                        -----------
          Total current
        liabilities..................      111,833
Long term debt, less current
portion..............................       44,111
Deferred income taxes................        4,630
Shareholders' equity:
     Preferred shares, $0.10 par
      value; 5,000,000 shares
      authorized, none issued........       --
     Common shares, $0.10 par value;
      30,000,000 shares authorized;
      issued  -- 11,715,567;
      outstanding -- 11,666,083......        1,167
     Additional paid-in capital......       70,803
     Retained earnings...............       71,837
     Less treasury shares, at cost;
     49,484 shares...................         (120)
                                        -----------
          Total shareholders'
        equity.......................      143,687
Commitments and contingencies........
                                        -----------
                                         $ 304,261
                                        ===========

       See accompanying notes to condensed consolidated financial statements.

                  BENCHMARK ELECTRONICS, INC. AND SUBSIDIARIES
                  CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                            THREE MONTHS ENDED
                                                MARCH 31,
                                          ----------------------
                                             1999        1998
                                          ----------  ----------
                                               (UNAUDITED)
Sales...................................  $  146,546  $  108,046
Cost of sales...........................     131,856      97,141
                                          ----------  ----------
     Gross profit.......................      14,690      10,905
Selling, general and administrative
  expense...............................       4,950       3,526
Amortization of goodwill................         910         585
                                          ----------  ----------
     Income from operations.............       8,830       6,794
Interest expense........................      (1,125)       (902)
Interest income.........................         138         168
Other income............................          78          47
                                          ----------  ----------
     Income before income taxes.........       7,921       6,107
Income tax expense......................       2,884       2,365
                                          ----------  ----------
     Net income.........................  $    5,037  $    3,742
                                          ==========  ==========
Earnings per share:
     Basic..............................  $     0.43  $     0.32
     Diluted............................  $     0.40  $     0.31
                                          ==========  ==========
Weighted average number of shares
  outstanding:
     Basic..............................      11,655      11,575
     Diluted............................      12,703      12,243
                                          ==========  ==========

       See accompanying notes to condensed consolidated financial statements.

                  BENCHMARK ELECTRONICS, INC. AND SUBSIDIARIES
                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (AMOUNTS IN THOUSANDS)

                                        THREE MONTHS ENDED
                                            MARCH 31,
                                       --------------------
                                         1999       1998
                                       ---------  ---------
                                           (UNAUDITED)
Cash flows from operating activities:
     Net income......................  $   5,037  $   3,742
     Adjustments to reconcile net
      income to net cash provided by
      operating activities:
          Depreciation and
             amortization expense....      4,818      3,435
          Deferred income taxes......         47        320
          Gain on sale of property,
             plant and equipment.....        (34)        (7)
          Tax benefit of employee
             stock options
             exercised...............        211         20
          Amortization of premiums on
             marketable securities...     --             46
     Changes in operating assets and
      liabilities, net of effects
      from acquisitions:
          Accounts receivable........    (23,366)    (7,890)
          Inventories................     (2,718)    (3,536)
          Prepaid expenses and other
             assets..................       (323)         7
          Accounts payable...........     30,608      8,919
          Accrued liabilities........      1,599       (304)
          Income taxes...............      2,568      2,017
                                       ---------  ---------
               Net cash provided by
                  operations.........     18,447      6,769
                                       ---------  ---------
Cash flows from investing activities:
     Capital expenditures, net.......     (3,956)    (2,433)
     Additions to capitalized
      software.......................       (734)    --
     Proceeds from sale of marketable
      securities.....................     --         11,385
     Acquisitions, net of cash
      acquired.......................    (48,000)   (70,646)
                                       ---------  ---------
               Net cash used in
                  investing
                  activities.........    (52,690)   (61,694)
                                       ---------  ---------
Cash flows from financing activities:
     Debt issuance costs.............       (152)      (390)
     Proceeds from issuance of
      debt...........................     25,000     40,000
     Proceeds from exercise of
      employee stock options.........        438         33
     Principal payments on long-term
      debt...........................     (2,036)       (52)
                                       ---------  ---------
               Net cash provided by
                  financing
                  activities.........     23,250     39,591
                                       ---------  ---------
Net decrease in cash and cash
  equivalents........................    (10,993)   (15,334)
Cash and cash equivalents at
  beginning of year..................     23,077     21,029
                                       ---------  ---------
Cash and cash equivalents at March
  31.................................  $  12,084  $   5,695
                                       =========  =========
Supplemental disclosures of cash flow
  information:
     Income taxes paid...............  $      57  $       9
                                       =========  =========
     Interest paid...................  $   1,610  $   1,217
                                       =========  =========

       See accompanying notes to condensed consolidated financial statements.

                  BENCHMARK ELECTRONICS, INC. AND SUBSIDIARIES
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

NOTE 1 -- BASIS OF PRESENTATION

     Benchmark Electronics, Inc. (the Company) is a Texas corporation which provides contract manufacturing and design services to original equipment manufacturers (OEMs) in select industries, including enterprise computer, telecommunications, medical device, industrial control, and testing and instrumentation.

     The condensed consolidated financial statements included herein have been prepared by the Company without audit pursuant to the rules and regulations of the Securities and Exchange Commission. The financial statements reflect all normal and recurring adjustments which in the opinion of management are necessary for a fair presentation of the financial position, results of operations and cash flows for the interim periods presented. The results of operations for the periods presented are not necessarily indicative of the results to be expected for the full year. The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the audited annual financial statements and notes included elsewhere herein.

NOTE 2 -- EARNINGS PER SHARE

     Basic earnings per share is computed using the weighted average number of shares outstanding. Diluted earnings per share is computed using the weighted average number of shares outstanding adjusted for the incremental shares attributed to outstanding stock options to purchase common stock. Incremental shares of 1,047,686 and 668,494 for the three months ended March 31, 1999 and 1998, respectively, were used in the calculation of diluted earnings per share. Options to purchase 147,000 shares of common stock for the three-month period ended March 31, 1998, were not included in the computation of diluted earnings per share because the option exercise price was greater than the average market price of the common stock.

NOTE 3 -- BORROWING FACILITIES

     In order to finance a portion of the cash consideration for the acquisition of EMD Technologies, Inc. (EMD) on July 30, 1996, the Company issued a $30 million, 8.02% Senior Note due 2006 (the Senior Note) to Northwestern Mutual Life Insurance Company. The Senior Note is unsecured and guaranteed by each of the Company's United States subsidiaries. Principal on the Senior Note is payable in annual installments of $5.0 million beginning July 31, 2001 with a final installment on the unpaid principal amount due July 31, 2006. Interest on the Senior Note is payable semi-annually on January 31 and July 31. The purchase agreement relating to the Senior Note (the Purchase Agreement) includes customary affirmative and negative covenants and restricts the ability of the Company to incur additional debt and to pay dividends. Upon any prepayment of all or a portion of the Senior Note, the Company is obligated to pay the holder a premium on the amount prepaid. The Purchase Agreement contains a provision that in the event of a change of control (defined generally to mean the acquisition by a person or group (as defined in the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder) of beneficial ownership of more than 50% of the total voting power of the outstanding voting stock of the Company), the Company must offer to repurchase the Senior Note at par plus any prepayment penalty. As of March 31, 1999, the Company had $30 million outstanding under the Senior Note.

     In connection with the acquisition of Lockheed Commercial Electronics Company (LCEC) on February 23, 1998, the Company obtained $40 million through borrowings under a five-year term loan (the Term Loan) with a commercial bank. Principal on the Term Loan is payable in quarterly installments of $2.0 million with a final installment of the unpaid principal amount due March 31, 2003. The Term Loan bears interest, at the Company's option, at either the bank's Eurodollar rate plus

                  BENCHMARK ELECTRONICS, INC. AND SUBSIDIARIES
      NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

 .625% to 1.375% or its prime rate, and interest is payable quarterly. The margin on the Eurodollar rate fluctuates with the Company's ratio of debt to earnings before interest, taxes, depreciation and amortization (EBITDA). The Term Loan includes customary affirmative and negative covenants and restricts the Company's ability to incur additional indebtedness and to pay dividends. As of March 31, 1999, the Company had $22 million outstanding under the Term Loan bearing interest at rates ranging from 6.3125% to 7.75%.

     The Company has a $65 million revolving line of credit with a commercial bank. The Company is entitled to borrow under the line of credit up to the lesser of $65 million or the sum of 75% of its eligible accounts receivable and 25% of its eligible inventories. Interest on the line of credit is payable quarterly, at the Company's option, at either the bank's Eurodollar rate plus
 .88% to 1.63% or its prime rate. A commitment fee of 0.20% to 0.30% per annum on the unused portion of the line of credit is payable quarterly in arrears. The line of credit agreement contains certain financial covenants and restricts the ability of the Company to incur additional debt without the consent of the bank and to pay dividends. The line of credit matures on March 31, 2004. As of March 31, 1999, the Company had $25 million outstanding under this line of credit and $40 million was available for future borrowings.

NOTE 4 -- INVENTORIES

     Inventory costs are summarized as follows:

                                         MARCH 31,
                                            1999
                                       --------------
Raw materials........................  $   57,952,000
Work in process......................      33,278,000
                                       --------------
                                       $   91,230,000
                                       ==============

NOTE 5 -- INCOME TAXES

     Income tax expense consists of the following:

                                           THREE MONTHS ENDED
                                               MARCH 31,
                                       --------------------------
                                           1999          1998
                                       ------------  ------------
Federal -- Current...................  $  2,305,000  $  1,860,000
Foreign -- Current...................       105,000       --
State -- Current.....................       427,000       185,000
Federal/State -- Deferred............        47,000       320,000
                                       ------------  ------------
     Total...........................  $  2,884,000  $  2,365,000
                                       ============  ============

     Income tax expense differs from the amount computed by applying the U.S. federal statutory income tax rate to pretax income due to the impact of nondeductible amortization of goodwill, foreign income taxes, state income taxes, net of federal benefit and the benefit from the use of a foreign sales corporation and, in 1998, non-taxable interest earned on municipal investments.

     The Company considers earnings from its foreign subsidiary to be indefinitely reinvested and, accordingly, no provision for U.S. federal and state income taxes has been made for these earnings. Upon distribution of foreign subsidiary earnings in the form of dividends or otherwise, the Company would be subject to U.S. income taxes (subject to adjustment for foreign tax credits).

     In addition for a period of up to ten years the Company will be subject to taxes in Ireland at rates substantially less than the normal tax rates for that jurisdiction. The effects of these reduced rates on income tax expense for the three months ended March 31, 1999 was not significant.

                  BENCHMARK ELECTRONICS, INC. AND SUBSIDIARIES
      NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 6 -- NEW ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes methods of accounting for derivative financial instruments and hedging activities related to those instruments as well as other hedging activities. The Company currently does not hold or issue derivative financial instruments in the normal course of business. Accordingly, adoption of SFAS No. 133 as of January 1, 2000 is not expected to affect the Company's consolidated financial statements.

     In April 1998, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position (SOP) 98-5, "Reporting on the Costs of Start-up Activities." SOP 98-5 requires all start-up costs related to new operations be expensed as incurred. In addition, all start-up costs that were capitalized in the past must be expensed when SOP 98-5 is adopted. The adoption of SOP 98-5 as of January 1, 1999 did not have a material impact on the Company's financial position, results of operations or liquidity.

NOTE 7 -- ACQUISITIONS

     On March 1, 1999, the Company acquired certain plant and equipment and inventories from Stratus Computer Ireland (Stratus), a wholly-owned subsidiary of Ascend Communications, Inc. (Ascend) for approximately $48 million, subject to adjustment. Based on March 31, 1999 estimates, the acquisition price was allocated $6.6 million to equipment, $34.8 million to inventories with an estimated $6.6 million to other current assets (as the Company expects this amount to be remitted back to the Company as final adjustment to the transaction). Stratus provided systems integration services for large and very sophisticated fault-tolerant mainframe computers. In connection with the transaction, the Company entered into a three-year supply agreement to provide these system integration services to Ascend and Stratus Holding Limited and the Company hired 260 employees. In conjunction with the purchase of the Stratus assets, the Company increased its revolving line of credit to $65 million and borrowed $25 million.

     On February 23, 1998, the Company completed its acquisition of LCEC for $70.7 million in cash. LCEC, situated in Hudson, New Hampshire, provides a broad range of services including printed circuit board assembly and test, system assembly and test, prototyping, depot repair, materials procurement, and engineering support services. The transaction was accounted for under the purchase method of accounting, and, accordingly, the results of operations of LCEC since February 23, 1998 have been included in the accompanying condensed consolidated statement of income. The acquisition resulted in goodwill of approximately $29.5 million that is being amortized on a straight-line basis over 15 years.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                3,500,000 SHARES

                          BENCHMARK ELECTRONICS, INC.

                                  COMMON STOCK

                                     [LOGO]

                                  ------------

                                   PROSPECTUS

                                  MAY 27, 1999

                                  ------------

                              SALOMON SMITH BARNEY
                         BANCBOSTON ROBERTSON STEPHENS
                          DONALDSON, LUFKIN & JENRETTE
                                    SG COWEN

================================================================================